UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

VADDA ENERGY CORPORATION
(Exact name of registrant as specified in its charter)

Florida	27-0471741
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1660 S. Stemmons Freeway, Suite 440 Lewisville, Texas	75067
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code:  (214) 222-6500

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
None	None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, $.001 par value
(Title of class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of "large accelerated filer," "accelerated filer," "non-accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☑

i

ITEM 1.                 BUSINESS

Forward-Looking Statements

This registration statement on Form 10 includes forward-looking statements in numerous places, including Management’s Discussion and Analysis of Financial Condition and Results of Operations. Forward-looking statements include, but are not limited to, any statements regarding future revenues, costs and expenses, earnings, earnings per share, margins, cash flows, dividends and capital expenditures. Important factors which may affect the actual results include, but are not limited to, political developments, market and economic conditions, changes in raw material, transportation and energy costs, industry competition, the ability to execute and realize the expected benefits from strategic initiatives, including revenue and reserve growth plans, mergers and acquisitions and their integration, changes in financial markets and changing legislation and regulations, including changes in tax law or tax regulations. Forward-looking statements are not guarantees of future performance and actual results may differ significantly from the results discussed in the forward-looking statements. We assume no obligation to revise or update any forward-looking statements for any reason, except as required by law.

Unless the context requires otherwise, references in this registration statement on Form 10 to “we,” “us,” “our,” or the “Company,” shall mean Vadda Energy Corporation (“Vadda”), Mieka Corporation (“Mieka”), its wholly-owned subsidiary, and Mieka LLC, a variable interest entity (“VIE”) under common ownership control with Vadda and Mieka.  Mieka is a Delaware corporation and Mieka LLC is a Delaware limited liability company.

General

We are an independent developer and producer of natural gas and oil, with operations in Pennsylvania and Kentucky. Vadda was originally incorporated in Florida in May 1997 as Worldwide Dental Distribution Corp. Since our incorporation, our name has changed a number of times as a result of both acquisitions and changes in our business focus.  In July 2003, Moarmoff Trust, an entity for which Anita Blankenship, who is the Chairwoman of our Board of Directors and our Executive Vice President, serves as sole trustee, acquired control of the Company and our name was changed to Vadda Energy Corporation.

On December 1, 2009, pursuant to an Agreement and Plan of Merger dated November 6, 2009 (the “Merger Agreement”) with Mieka, Mieka Acquisition Corp., a Texas corporation, and 18 natural gas and crude oil joint ventures organized under the laws of the State of Texas (collectively the “Mieka Joint Ventures”), merged with and into Vadda. In connection with the merger of the Mieka Joint Ventures, the Company issued an aggregate of 15,988,935 shares of Vadda common stock to the owners of the Mieka Joint Ventures, of which 967,708 shares were issued to Mieka, the managing venturer of the Mieka Joint Ventures. As a result of the merger of the Mieka Joint Ventures, the Company obtained working interests in producing natural gas and crude oil properties in Pennsylvania and Kentucky. On December 30, 2009, under the terms of the Merger Agreement, Mieka was merged into and became a wholly owned subsidiary of Vadda. As a result of the Mieka merger, Vadda increased its ownership in Mieka from 19% to 100%.

The Merger Agreement was approved by the holders of a majority of the outstanding voting stock of Mieka and Vadda on December 30, 2009. Under the Merger Agreement, Vadda issued 69,000,000 shares of Vadda common stock to the Moarmoff Trust as consideration for its 81% equity interest in Mieka. Before and after the merger, both Vadda and Mieka were under common control by virtue of the fact Moarmoff Trust was the majority stockholder of both entities. Accordingly, the merger has been accounted for as combinations of entities under common control using the acquisition method of accounting, with no adjustment to the historical basis of the assets and liabilities of Mieka, and the operations were consolidated as though the merger occurred as of January 1, 2009.

Growth Strategy

The Company’s long-term growth strategy is primarily focused on building cash flows from natural gas reserves on lease acreage in the Marcellus Shale formation in southwestern Pennsylvania. We also intend to continue developing oil reserves in Kentucky. We hope to accomplish our objectives in the following manner:

•	Generating turnkey drilling profits from wells funded and drilled by joint ventures managed by the Company.

•
Earning carried working interests in wells drilled by joint ventures sponsored by the Company. In all wells drilled by such joint ventures, our carried interest bears no drilling and completion costs. We bear only the cost of the leasehold rights and our share of operating expenses after the wells are drilled, completed and commence production.

•
The Company also purchases an interest in each joint venture equal to 1% of the working interest owned by the joint venture. Such interest is not carried and pays its proportionate share of Venture costs and expenses.

•
Direct participation as a working interest owner in wells through a combination of strategies including retention of carried working interests, overriding royalty interests, and reversionary interests (which we expect will provide us ownership in wells after outside investors have recovered their drilling and completion costs from net revenues from the wells).

•	Overhead fees and income earned as the managing venturer of joint ventures.

•	Raising additional capital through debt or equity offerings.

Marketing of Natural Gas and Crude Oil

Natural gas and crude oil production from wells owned by us is generally sold directly to natural gas marketing companies and crude oil purchasers. Sales are generally made on the spot market. These prices often are tied to West Texas Intermediate (WTI) crude and natural gas prices as posted in national publications. In the future we may hedge a portion of our natural gas production.

The operators of the producing wells in which the Company owns working interest are responsible for the marketing of the Company’s share of production. Approximately 100% and 98% of the Company’s revenue was received from two operators for the years ended December 31, 2010 and December 31, 2009, respectively.

Income Derived from Managed Joint Ventures

The Company generates income from its management of joint ventures involved in the exploration and production of oil and natural gas. Generally, Mieka will enter into turnkey drilling and/or turnkey completion agreements with joint ventures it manages to assume the responsibilities for such ventures’ costs and expenses in connection with the drilling and/or completion of oil and natural gas wells in which such ventures hold interest. In the event that the costs and expenses associated with drilling and completion of such wells are more than the amounts paid by the ventures under the turnkey agreements, losses are recoginized immediately. The joint ventures also pay monthly management, administrative and overhead fees with respect to wells that are successfully completed.

Competition

We are in direct competition with numerous natural gas and oil producers, drilling and income programs and partnerships that are active in Pennsylvania and Kentucky. Many competitors are large, well-known oil and gas and/or energy companies, although no single entity dominates the industry. Many of our competitors possess greater financial and technological resources, enabling them to identify and acquire more economically desirable properties and drilling prospects than us. Additionally, there is competition from other fuel choices to supply the energy needs of consumers and industry. Nevertheless, management believes that there exists a viable and sustainable market for smaller producers to market natural gas and crude oil production.

Government Regulation

Company operations will be affected from time to time in varying degrees by domestic and foreign political developments, federal laws and the laws of the states in which the oil and gas properties are to be located.

State Regulation

The states in which Vadda conducts activities regulate the drilling, operation and production of oil and natural gas wells, such as the method of developing new fields, spacing of wells, the prevention and clean-up of pollution, and maximum daily production allowables based on market demand and conservation considerations.

Environmental Regulation

Company operations will also be subject to environmental protection regulations established by federal, state, and local agencies that in turn may necessitate significant capital outlays that would materially affect the operations of the Company’s interests in its oil and gas properties.  These regulations, enacted to protect against waste, conserve natural resources and prevent pollution, could necessitate spending funds on environmental protection measures, rather than on production operations.

Future Regulation

From time to time, legislative proposals are considered in U.S. Congress and in the legislatures of various states, which, if enacted, might significantly and adversely affect the petroleum and natural gas industries.  Such proposals involve, among other things, the imposition of price controls on all categories of natural gas production, the imposition of land use controls, such as prohibiting drilling activities on certain federal and state lands in roadless wilderness areas, as well as other measures.  At the present time, it is impossible to predict what proposals, if any, will actually be enacted by U.S. Congress or the various state legislatures and what effect, if any, such proposals will have on the operations of wells in which interests are owned.

On December 19, 2007, President Bush signed into law the Energy Independence and Security Act (“EISA”), a law targeted at reducing national demand for oil and increasing the supply of alternative fuel sources. While we do not anticipate that EISA will directly impact the venture’s operations or cost of doing business, its impact on the oil and gas industry in general is uncertain.  No prediction can be made as to what additional federal or state legislation may be proposed, if any, affecting the competitive status of an oil and gas producer, restricting the prices at which a producer may sell its oil and/or gas, or the market demand for oil and/or gas, nor can it be predicted which proposals, including those presently under consideration, if any, might be enacted, nor when any such proposals, if enacted, might become effective.

The Kyoto Protocol to the United Nations Framework Convention on Climate Change (the “Protocol”) became effective in February 2005.  Under the Protocol, participating nations are required to implement programs to reduce emissions of certain gases, generally referred to as greenhouse gases, that are suspected of contributing to global warming.  The United States is not currently a participant in the Protocol.  However, the U.S. Congress is considering proposed legislation directed at reducing greenhouse gas emissions. In addition, there has been support in various regions of the country for legislation that requires reductions in greenhouse gas emissions, and some states have adopted legislation addressing greenhouse gas emissions from various sources, primarily power plants.  The oil and gas industry is a direct source of certain greenhouse gas emissions, namely carbon dioxide and methane, and future restrictions on such emissions could impact the operations on Company wells.  At this time, it is not possible to accurately estimate how potential future laws or regulations addressing greenhouse gas emissions would impact the Company’s business.

The preceding discussion of regulation of the oil and natural gas industry is not intended to constitute a complete discussion of the various statutes, rules, regulations or governmental orders to which well operations may be subject.

Costs and Effects of Compliance with Governmental Regulations and Environmental Laws

Various federal, state and local laws regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, will directly impact our planned future oil and gas exploration, development and production operations. Costs to comply with such environmental regulations must be borne directly by the Company. These regulations include, among others:

•	Regulations by the Environmental Protection Agency and various state agencies regarding approved methods of disposal for certain hazardous and non-hazardous wastes;

•
the Comprehensive Environmental Response, Compensation, and Liability Act, Federal Resource Conservation and Recovery Act and analogous state laws that regulate the removal or remediation of previously disposed wastes (including wastes disposed of or released by prior owners or operators), property contamination (including groundwater contamination), and remedial plugging operations to prevent future contamination;

•	The Clean Air Act and comparable state and local requirements, which may result in the gradual imposition of certain pollution control requirements with respect to air emissions from our operations;

•	The Oil Pollution Act of 1990, which contains numerous requirements relating to the prevention of and response to oil spills into waters of the United States; and

•	State regulations and statutes governing the handling, treatment, storage and disposal of naturally occurring radioactive material.

We have not incurred any costs associated with the above regulations to date; however, there can be no assurance that the costs required to comply with the regulations above will not be substantial. Furthermore, if we are deemed not to be in compliance with applicable environmental laws, we could be forced to expend substantial amounts to be in compliance, which would have a materially adverse effect on our available cash and liquidity, and/or could force us to curtail or abandon our current business operations.

Employees

As of December 31, 2010, we had sixteen full time employees. With the successful implementation of our business plan, management believes we may require additional employees in the future.

Reports to Stockholders

Upon the effectiveness of this Form 10, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and we will file reports with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. The public may read and copy any materials the Company files with the SEC in the SEC's Public Reference Section, Room 1580, 100 F Street N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Section by calling the SEC at 1-800-SEC-0330. Additionally, the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, which can be found at http://www.sec.gov.

ITEM 1A.	RISK FACTORS

The Company is a “smaller reporting company” as defined by Rule 12b-2 under the Exchange Act, and as such, is not required to provide the information required under this Item.

ITEM 2.	FINANCIAL INFORMATION

Management’s Discussion and Analysis of Financial Condition and Results of Operations

This section of our registration statement on Form 10 includes a number of forward-looking statements that reflect our current views with respect to future events and financial performance. Forward-looking statements are often identified by words like: “believe”, “expect”, “estimate”, “anticipate”, “intend”, “project” and similar expressions, or words which, by their nature, refer to future events. You should not place undue certainty on these forward-looking statements, which apply only as of the date of this registration statement on Form 10.  These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or our predictions.

Business Overview

Vadda is a publicly-held independent energy company engaged primarily in the exploration for, and development of, natural gas and crude oil reserves. In December 2009, Vadda and Mieka completed a merger transaction whereby Vadda increased its ownership in Mieka from 19% to 100%.  The merger was accounted for using the acquisition method of accounting, a method similar to a pooling of interests that is used in transactions between entities under common control.

The financial statement information presented in this registration statement reflects the consolidated accounts of Vadda, Mieka and Mieka LLC as of March 31, 2011, December 31, 2010 and December 31, 2009 and for the three months ended March 31, 2011 and 2010 and years ended December 31, 2010 and 2009. All significant intercompany transactions and account balances have been eliminated.

Vadda had no significant business activity until late 2008 and commenced a private placement of its common stock in April 2009. Mieka has been in business since its formation in 2001 and Mieka LLC began its business activities in 2007. A more detailed description of the Company’s business activities can be found in “Liquidity and Capital Resources” below.

Results of Operations

Production Volumes and Sales Pricing

The following table sets forth the annual production volumes, average sales prices and lifting costs per equivalent unit related to the Company’s natural gas and crude oil producing activities for the years ended December 31, 2010, 2009 and 2008:

	Years Ended December 31,
	2010	2009	2008
Production:
Natural gas-Mcf(1)	89,410	25,022	20,388
Crude oil-bbl(2)	840	86	51

Prices:
Natural gas(1)	$5.06	$4.44	$9.11
Crude oil(2)	75.69	58.47	99.65

Lifting cost per equivalent unit(3)	$1.89	$1.43	$1.53

(1)	All natural gas production is located in Pennsylvania.
(2)	All crude oil production is located in Kentucky.
(3)
Lifting cost represents lease operating expenses divided by the net volumes of production, and is measured in equivalent units based on an energy content factor of 6 to 1 (i.e., one barrel of oil equals 6 Mcf of natural gas).  Lease operating expenses include normal operating costs such as pumper fees, operator overhead, salt water disposal, repairs and maintenance, chemicals, equipment rentals, production taxes and ad valorem taxes.

Comparison of the Year Ended December 31, 2010 to the Year Ended December 31, 2009:

Revenues.  The Company’s revenues for the year ended December 31, 2010 increased $754,128 from the year ended December 31, 2009, due to a $571,874 increase in turnkey drilling revenues and a $369,434 increase in natural gas and oil sales during 2010, offset by a $187,180 decrease in administrative fee income during 2010.  In 2010, turnkey drilling revenues, which totaled $1,116,374, were primarily the result of the formation of 2009 Mieka PA Westmoreland/Marcellus Shale Project I, which drilled one natural gas well in 2010. For the year ended December 31, 2009, turnkey drilling revenue totaled $544,500 from 5 oil wells drilled in Kentucky.  Oil and gas sales revenues increased to $536,809 for 2010 due to the acquisition of producing natural gas and crude oil properties acquired from certain oil and natural gas joint ventures in December 2009, as well as the development of a new oil and gas project in the Marcellus Shale.  Oil and gas sales revenues for the year ended December 31, 2009, prior to the drilling of the Westmoreland/Marcellus Shale Project I, totaled $167,375.  Administrative fee income, which the Company received in amounts totaling $187,180 during 2009 from its management of the Mieka Joint Ventures, did not exist during 2010, due to the Company’s acquisition of the Mieka Joint Ventures in December 2009.

Costs and Expenses.  The Company’s costs and expenses increased $2,069,996 from the year ended December 31, 2009 to the year ended December 31, 2010, due to increases in all categories of costs and expenses, and particularly large increases in turnkey drilling costs.  Turnkey drilling costs totaled $1,537,082 for the year ended December 31, 2010, compared to $125,940 for the same period in 2009.  This $1,411,142 increase was due primarily to the costs associated with the Company’s undertaking of the 2009 Mieka PA Westmoreland/Marcellus Project I during 2010. The Company’s lease operating expenses also increased $141,707, from $36,403 during the year ended December 31, 2009 to $178,110 for the year ended December 31, 2010, due to the Company’s acquisition of the Mieka Joint Ventures in December 2009.  In addition, there was approximately a 25% increase in the Company’s general and administrative expenses from 2009 to 2010, due primarily to a) increased salaries and wages for new personnel, b) accounting/audit fees incurred during the 1st quarter of 2011 and c) travel costs to Pennsylvania as our operational activities in the Marcellus Shale accelerated.  Lastly, depletion, depreciation and amortization expense increased to $134,037 during 2010 compared with $32,290 for 2009, due primarily to depletion expense on properties acquired from the Mieka Joint Ventures in December 2009, and accretion expense increased from $0 in 2009 to $7,786 during 2010.

Income Tax Benefit.  For the year ended December 31, 2010, income tax benefit increased to $549,571 compared to $269,896 for 2009 due to an increase in the net loss before income taxes to $2,238,167 in 2010 from $929,334 in 2009.

Net Loss.  For the year ended December 31, 2010, the Company’s net loss increased from $659,438 in 2009 to $1,688,596 in 2010 primarily as a result of significant increases in turnkey drilling costs, general and administrative expenses and lease operating expenses, partially offset by increases in turnkey drilling revenues and oil and natural gas sales.  Of this consolidated net loss $808,115 is attributable to Mieka LLC, a variable interest entity.

Comparison of the Three Months Ended March 31, 2011 to the Three Months Ended March 31, 2010:

Revenues.  Revenues decreased $84,804, from $206,428 during the three months ended March 31, 2010 to $121,624 for the three months ended March 31, 2011.  This decrease was primarily attributable to a drop in the price received for natural gas from an average of $7.44 per Mcf in 2010 to $4.51 per Mcf in 2011.  Natural gas and oil sales represented 100% of the Company’s revenues during both periods.

Costs and Expenses.  The Company’s costs and expenses increased $116,294, from $417,809 for the three months ended March 31, 2010 to $534,103 for the three months ended March 31, 2011.  The increase in costs and expenses stemmed primarily from changes in general and administrative expenses, which increased $115,599 to $459,676 for the three months ended March 31, 2011 compared to $344,077 during the first quarter of 2010 due primarily to increases in audit and accounting related to the preparation of this Form 10.  In addition, there were changes in depletion, depreciation and amortization costs, which increased $2,545 during the first quarter of 2011 as compared to the first quarter of 2010, and lease operating expenses, which decreased $1,852 during the comparable periods.

Income Tax Benefit. For the three months ended March 31, 2011, income tax benefit increased to $170,883 compared to $65,922 for the same period in 2010 due to a proportional increase in the net loss for 2011.

Net Loss.  For the quarter ended March 31, 2011, the Company’s net loss increased $96,121  from $145,459 in 2010 to $241,580 in 2011, primarily as a result of significant decrease in revenues due to lower oil and gas prices, and increases in the Company’s costs and expenses, primarily in turnkey drilling costs and general and administrative expenses.  Notwithstanding the $96,121 increase in net loss, an increase in net income of $152,105 is attributable to Mieka LLC, a variable interest entity that shares common ownership with the Company.

Liquidity and Capital Resources

Cash and cash equivalents totaled $1,089,314 as of March 31, 2011, $1,836,957 as of December 31, 2010 and $758,457 as of December 31, 2009.

The Company had net cash flows from financing activities of $260,604 and $758,869 for the years ended December 31, 2010 and 2009, respectively, which were attributable to a private placement offering of common stock that was completed in February 2010. We incurred $217,227 in costs related to such offering.

During the fourth quarter of 2009, the Company completed the acquisition of 18 oil and gas joint ventures through issuance of Vadda common stock. Net working capital of $126,972 was included in the net assets acquired. Prior to the acquisition the Company accounted for its investments in the joint venture using the equity method of accounting.

Mieka has historically obtained capital to finance its oil and gas exploration activities from the sale of joint venture interests to outside participants. Since 2001, Mieka  has raised approximately $34.9 million from outside investors in 29 joint ventures that drilled a total of 214 oil and gas wells. Capital raised by each of the joint ventures was paid to Mieka under a turnkey drilling arrangement that includes the total costs of drilling and completion costs of the joint venture wells.

From each joint venture formed, the Company earns a profit equal to the excess of the turnkey price charged to the joint venture over its actual costs to acquire leases, drill, test and complete the venture wells. In addition to the profit earned from the turnkey drilling arrangement, the Company also retains a carried working interest ranging from 6% to 10% in each joint venture well drilled. Such turnkey drilling profits and oil and gas net revenues have been the Company’s primary internal sources of liquidity. The Company also earned overhead reimbursement fees from each joint venture for administration and management of the joint ventures.

Included in the Company’s Pennsylvania holdings at December 31, 2010, is a lease comprising approximately 480 acres in Westmoreland County that is located within the Marcellus Shale formation. We are surrounded by lease holdings of Atlas Energy, Range Resources and several other major energy companies that are active in the Marcellus Shale formation. While the Company’s past drilling efforts focused primarily on the Appalachian Basin as a whole, we intend to devote substantially all of our business to drilling in the Pennsylvania Marcellus Shale. The Marcellus Shale formation is approximately 600 miles long and covers about 54,000 square miles, ranging from southern West Virginia into western Virginia, through eastern Ohio and most of Pennsylvania into New York.

In June 2010, the Company formed its first drilling joint venture that consisted of wells targeting the Marcellus Shale formation. The 2009 Mieka PA Westmoreland/Marcellus Shale Project I (“Marcellus I JV”) received $2,200,000 in capital contributions from outside investors. The Company owns a 6% carried working interest (4.25% net revenue interest) which is carried to the tanks in two wells, one of which was completed in December 2010, and one of which has been drilled and is scheduled to be completed during the third quarter of 2011. The Company purchased $82,500 of the Marcellus I JV in January 2010 on the same terms and conditions as outside investors.

The 2010 Mieka PA WestM/Marcellus Project II (“Marcellus II JV”) was formed in January 2011. As of June 22, 2011, Marcellus II JV had received $3,177,400 in capital contributions from outside investors.  The Company owns a 6% carried working interest (4.25% net revenue interest), carried to the tanks, in two wells, one of which will be a horizontal well. The first well has been drilled and is scheduled to be completed during the third quarter of 2011.

Between May 2009 and February 2010, the Company sold 2,311,301 shares of its common stock in a private placement for aggregate cash proceeds of $1,236,500.

The future growth of the Company is dependent on a) the continuing success in earning turnkey drilling profits and revenue from carried interests in wells drilled by new joint ventures, b) the ability to directly participate in wells drilled in the Marcellus Shale and c) the ability to raise additional capital through debt or equity offerings. There can be no assurance that we will be able to raise additional capital or generate sufficient turnkey drilling profits or revenues from carried well interests to fund such growth. If we are unable to achieve a sufficient level of cash inflows and/or cannot secure equity financing on satisfactory terms, we may be unable to expand our operations.  Additional equity financings are likely to be dilutive to holders of our common stock and debt financings, if available, may involve significant payment obligations and covenants that restrict how we operate our business.

As of December 31, 2010, we had a working capital deficit of $1,491,473, which consisted of $2,746,000 of current assets offset by $4,237,472 of current liabilities. Included in current assets is $1,836,957 in cash, $813,365 in deferred income tax, and $95,678 in accounts receivable. Current liabilities included $3,923,974 of deferred revenue, $294,319 in accounts payable and accrued liabilities and $19,179 of income taxes payable.

The Company had a working capital deficit of $1,856,293 as of March 31, 2011. Current assets as of that date included $1,089,314 of cash, $813,365 in deferred income tax and $152,535 in accounts receivable. Current liabilities as of March 31, 2011 were comprised primarily of deferred revenue of $3,339,738, and accounts payable and accrued liabilities in the amount of $571,769.

Critical Accounting Policies and Estimates

The following discussion and analysis of financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States.  The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses.  Certain accounting policies involve judgments and uncertainties to such an extent that there is reasonable likelihood that materially different amounts could have been reported under different conditions, or if different assumptions had been used.  We evaluate such estimates and assumptions on a regular basis.  We base our estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates and assumptions used in preparation of our consolidated financial statements.  Below, we have provided expanded discussion of the more significant accounting policies, estimates and judgments.  We believe these accounting policies reflect the more significant estimates and assumptions used in preparation of our consolidated financial statements.  Please read the notes to our audited consolidated financial statements included in this registration statement for a discussion of additional accounting policies and estimates made by management.

Oil and Gas Producing Activities

Our oil and gas producing activities was accounted for using the successful efforts method of accounting. Costs to acquire leasehold rights in oil and gas properties, to drill and equip exploratory wells that find proved reserves, and to drill and equip development wells are capitalized.  Costs to drill exploratory wells that do not find proved reserves, delay rentals and geological and geophysical costs are expensed.

We earn carried working interests in wells drilled by joint ventures that we manage. Upon the successful completion of a well, such joint ventures are assigned leasehold rights on acreage that comprises the legal spacing for such well. The joint ventures pay 100% of the drilling and completion costs. The Company also intends to have ownership in wells drilled in the Marcellus Shale on leases in which the joint ventures do not participate.

Depletion and Depreciation

Estimates of natural gas and oil reserves utilized in the calculation of depletion are prepared using certain assumptions. Reserve estimates are based upon existing economic and operating conditions with no provision for price and cost escalations except by contractual arrangements.  Natural gas and oil reserve estimates are inherently imprecise and are subject to change as more current information becomes available. Capitalized costs are depleted and amortized using the units of production method, based upon reserve estimates.

Impairments

The carrying value of oil and gas properties is assessed for possible impairment on at least an annual basis, or as circumstances warrant, based on geological analysis or changes in proved reserve estimates. When impairment occurs, an adjustment is recorded as a reduction of the asset carrying value.

Asset Retirement Obligations

A provision has been recorded for the estimated liability for the plugging and abandonment of natural gas and oil wells at the end of their productive lives. The liability and the associated increase in the related asset are recorded in the period in which the asset retirement obligation, or ARO, is incurred. The liability is accreted to its present value each period and the capitalized cost is depreciated over the useful life of the related asset.

The estimated liability is calculated using the estimated remaining lives of the wells based on reserve estimates and federal and state regulatory requirements. The liability is discounted using an assumed credit-adjusted risk-free rate. At the time of abandonment, we recognize a gain or loss on abandonment to the extent that actual costs do not equal the estimated costs.

Goodwill

At March 31, 2011, December 31, 2010 and December 31, 2009, the Company had $2,740,171 of goodwill related to the acquisition of certain oil and gas joint ventures on December 1, 2009, as more fully described in Note 2 to the Company’s financial statements.

Goodwill represents the excess of the purchase price over the fair value of the net assets acquired.  The Company follows FASB ASC Topic 350 Goodwill and Intangible Asset Impairment Testing. Our analysis consists of two steps. Step 1 tests the company for impairment by comparing the fair value of equity to the book value of equity. If the fair value is less than the book value, then Step 2 analysis must be performed. If the fair value of goodwill is less than its carrying amount, impairment is recorded based on the difference. The Company annually assesses the carrying value of goodwill for impairment.  No impairment loss was recorded for the years ended December 31, 2010 and 2009.

Recently Issued Accounting Standards

The SEC adopted revisions to its required oil and gas reporting disclosures. The revisions are intended to provide investors with a more meaningful and comprehensive understanding of oil and gas reserves. The amendments are designed to modernize and update the oil and gas disclosure requirements to align them with current practices and changes in technology. The revised disclosure requirements must be incorporated in this Form 10 and in annual reports on Form 10-K for fiscal years ending on or after December 31, 2009. The following amendments have the greatest likelihood of affecting our reserve disclosures:

Pricing mechanism for oil and gas reserves estimation—The SEC's prior rules required proved reserve estimates to be calculated using prices as of the end of the period and held constant over the life of the reserves. The revised rules require reserve estimates to be calculated using a 12-month average price. Price changes can still be incorporated to the extent defined by contractual arrangements. The use of a 12-month average price rather than a single-day price is expected to reduce the impact on reserve estimates.

The revised rules also amend the definition of proved oil and gas reserves to include reserves located beyond development spacing areas that are immediately adjacent to developed spacing areas if economic recoverability can be established with reasonable certainty. These revisions are designed to permit the use of alternative technologies to establish proved reserves in lieu of requiring companies to use specific tests. In addition, they establish a uniform standard of reasonable certainty that applies to all proved reserves, regardless of location or distance from producing wells. Because the revised rules generally expand the definition of proved reserves, proved reserve estimates could increase in the future based upon adoption of the revised rules.

Unproved reserves—The SEC’s prior rules prohibited disclosure of reserve estimates other than proved in documents filed with the SEC. The revised rules permit disclosure of probable and possible reserves and provide definitions of probable reserves and possible reserves. Disclosure of probable and possible reserves is optional. We are not including any disclosures pertaining to probable or possible reserves.

In January 2010, the FASB issued an Accounting Standards Update (ASU) 2010-03, Extractive Industries-Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosure. This ASU amends the FASB accounting standards to align the reserve calculation and disclosure requirements with the requirements in the new SEC Rule, Modernization of Oil and Gas Reporting Requirements. The ASU is effective for reporting periods ending on or after December 31, 2009.

ITEM 3.                 PROPERTIES

Principal Office

We maintain our principal offices at 1660 Stemmons Freeway, Suite 440, Lewisville, Texas 75067. Our telephone number at that office is 214-222-6500. Our current office space consists of approximately 5,229 square feet and our lease is on a month-to-month basis. The monthly rental totals $8,715.  We believe this property is generally in good condition and suitable to carry on our business.  We also believe that, if required, suitable alternative or additional space will be available to us on commercially reasonable terms.

Oil and Gas Producing Activities

In January 2009, the SEC adopted new rules related to modernizing reserve calculation and disclosure requirements for oil and gas companies, which became effective prospectively for annual reporting periods ending on or after December 31, 2009. In addition to expanding the definition and disclosure requirements for crude oil and natural gas reserves, the new rule changes the requirements for determining quantities of crude oil and natural gas reserves. The new rule requires disclosure of crude oil and natural gas proved reserves by significant geographic area, using the un-weighted arithmetic average of the first-day-of-the-month commodity prices over the preceding 12-month period, rather than end-of-period pricing, and allows the use of reliable technologies to estimate proved crude oil and natural gas reserves, if those technologies have been demonstrated to result in reliable conclusions about reserves volumes. Reserve and related information for 2010 is presented consistent with the requirements of the new rule.

Presented below are the estimates of the Company’s proved oil and natural gas reserves as of December 31, 2010 based upon a report prepared by Valuescope, Inc. (“Valuescope”).  All of the Company’s proved reserves are located in the United Sates.

Disclosure of Reserves

Summary of Oil and Gas Reserves as of Fiscal-Year End Based on Average Fiscal-Year Prices
	Oil (mmbl)	Natural Gas (mmcf)	Total (mmcfe)*
Remaining Net Reserves
PROVED
Developed
North American-United States	8.26	1,576.91	1,626.47
TOTAL PROVED	8.26	1,576.91	1,626.47

Income Data ($ Dollars)			Total
Future Net Revenue	$583,220	$6,898,830	$7,482,050
Less: Operating Expense	300,050	3,496,200	3,796,250
Less: Sev. Taxes	26,250	--	26,250
Future Net Income	$256,920	$3,402,630	$3,659,550

Discounted PV @ 10%	$142,990	$1,636,130	$1,779,120

*Total mmcf equivalent – oil (bbl) converted to gas (mcf) at 1 bbl to 6 mcf rate.

As specified by the SEC regulations, when calculating economic producibility, the base product price must be the 12-month average price, calculated as the un-weighted arithmetic average of the first-day-of-the-month price for each month within the prior 12-month period. The benchmark base prices used for this evaluation were $79.43 per barrel of oil for West Texas Intermediate oil at Cushing, Oklahoma, and $4.38 per Million British thermal units (MMBtu) for natural gas at Henry Hub, Louisiana. The oil and gas prices were adjusted on each well based on deductions such as quality, energy content, and basis differential, as appropriate.  Prices for oil and natural gas were held constant throughout the remaining life of the properties.

Reserve engineering is inherently a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured exactly. The accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment. Accordingly, reserve estimates may vary from the quantities of oil and natural gas that are ultimately recovered. Future prices received for production may vary, perhaps significantly, from the prices assumed for the purposes of estimating the standardized measure of discounted future net cash flows. The standardized measure of discounted future net cash flows should not be construed as the market value of the reserves at the dates shown. The 10% discount factor required to be used under the provisions of applicable accounting standards may not be the most appropriate discount factor based on interest rates in effect from time to time and risks associated with the Company or the oil and natural gas industry. The standardized measure of discounted future net cash flows is materially affected by assumptions about the timing of future production, which may prove to be inaccurate.

Proved oil and gas reserves are the estimated quantities of natural gas, crude oil, condensate and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Reserve estimates are considered proved if economic productivity is supported by either actual production or conclusive formation tests. Estimated proved developed oil and gas reserves can be expected to be recovered through existing wells with existing equipment and operating methods.

The process of estimating quantities of natural gas and crude oil reserves is complex, requiring significant judgments in evaluating available geological, geophysical, engineering and economic data. The Company has limited management and staff and is dependent upon outside consulting petroleum engineers who we annually engage to prepare estimates of our proved reserves associated with the majority of our producing properties. For the years ended December 31, 2010 and 2009, reserve estimates were prepared by Valuescope, an independent financial evaluation firm with experience in oil and gas reserve valuation and analysis. Valuescope provided their report to the Company’s senior management team (Daro and Anita Blankenship, Nicola Blankenship, and William J. Amdall) which is responsible for oversight of our reserve information.

As of December 31, 2010, the Company had total estimated proved reserves of 1,576,910 Mcf of natural gas and 8,260 barrels of crude oil. Combined, these total estimated proved reserves are equivalent to 1,626,470 Mcf of natural gas.

Qualifications of Technical Persons and Internal Controls Over the Reserves Estimation Processs

We represent to Valuescope that we have provided all relevant operating data and documents, and in turn, we review the reserve reports provided by Valuescope to ensure completeness and accuracy.  Management cautions that estimates of proved reserves may be imprecise and subject to revision based on production history, changes in royalty interests, price changes and other factors. The preparation of the Company’s natural gas and oil reserve estimates were completed in accordance with ASC “Extractive Activities Oil and Gas (Topic 932) – Oil and Gas Reserve Estimation and Disclosure”, which includes the verification of input data delivered to its third party reserve specialist, as well as a multi-functional management review.

Nicola Blankenship, the Company’s Vice President of Operations, is responsible for providing the historical information to Valuescope for our properties such as ownership interest; natural gas and crude oil production, well test data, commodity prices and lease operating expense.

Greg Sheig, Vice President of Valuescope, is the person responsible for the preparation of proved reserve estimates. Mr. Scheig meets the requirements with regards to qualifications, independence, objectivity and confidentiality set forth in the standard pertaining to the estimating and auditing of oil and gas reserve information promulgated by the Society of Petroleum Engineers.

The reserve estimates reported herein were prepared by Valuscope.  The process performed by Valuescope to prepare reserve amounts included its estimation of reserve quantities, future producing rates, future net revenue and the present value of such future net revenue, is based in part on data provided by the Company.  The estimates of reserves were determined by accepted industry methods. Methods utilized by Valuescope in preparing the estimates include extrapolation of historical production trends and analogy to similar producing properties.  Valuescope believes the assumptions, data, methods and procedures utilized in preparing the estimates were appropriate for the purpose served by their report, and that it utilized all methods and procedures it considered necessary to prepare this report.

The Company’s internal control over the preparation of reserve estimates is a process designed to provide reasonable assurance regarding the reliability of the Company’s reserve estimates in accordance with SEC regulations.  The preparation of reserve estimates are created by Valuescope, and overseen by the Company’s management team, including Daro Blankenship, Anita Blankenship and William Amdall.

Proved Undeveloped Reserves

At the end of 2010, the Company’s oil and gas reserves did not include any proved undeveloped properties.

Oil and Gas Production, Production Prices and Production Costs.

The following table summarizes the annual sales volumes, average sales prices and lifting costs per equivalent unit for the years ended December 31, 2010, 2009 and 2008. Equivalent barrels of oil were obtained by converting gas to oil on the basis of their relative energy content — six thousand cubic feet of gas equals one barrel of oil. During 2010, 2009, and 2008 the average selling price for natural gas was $5.06, $4.44 and $9.11 per Mcf, respectively, and the average selling price for oil was $75.69, $58.47, and $99.65 per barrel, respectively.

	Years Ended December 31,
	2010	2009	2008
Production:
Natural gas-Mcf(1)	89,410	25,022	20,388
Crude oil-bbl(2)	840	86	51

Prices:
Natural gas(1)	$5.06	$4.44	$9.11
Crude oil(2)	75.69	58.47	99.65

Lifting cost per equivalent unit(3)	$1.89	$1.43	$1.53

(1)	All natural gas production is located in Pennsylvania.
(2)	All crude oil production is located in Kentucky.
(3)
Lifting cost represents lease operating expenses divided by the net volumes of production, and is measured in equivalent units based on an energy content factor of 6 to 1 (i.e., one barrel of oil equals 6 Mcf of natural gas).  Lease operating expenses include normal operating costs such as pumper fees, operator overhead, salt water disposal, repairs and maintenance, chemicals, equipment rentals, production taxes and ad valorem taxes.

Drilling and Other Exploratory and Development Activities.

The Company is the managing venturer of natural gas and crude oil drilling joint ventures and earns carried working interests in wells drilled on behalf of such joint ventures. In 2010 the Company drilled 1 natural gas well, which was productive. During 2009 the Company drilled 14 oil wells of which 1 was productive, 1 was capable of production awaiting completion, and 12 were dry holes.  During 2008, the Company drilled 9 oil wells, of which 2 were productive and 7 were dry holes.

Present Activities.

As of June 15, 2011, the Company owned interests in four wells (1.01 net wells) that have been drilled and are awaiting completion in the Marcellus Shale formation in Pennsylvania.

Delivery Commitments.

The Company is not currently committed to providing a fixed and determinable quantity of oil or gas under any existing contract.

Oil and Gas Properties, Wells, Operations and Acreage

Our natural gas and crude oil properties consist essentially of working interests owned by us in various natural gas and oil wells on leases located in Kentucky and Pennsylvania. Below is a brief synopsis of each of our core areas of operation:

Pennsylvania (Natural Gas)

As of December 31, 2010, the Company owns working interests ranging from 50% to 100% in 65 gross (32.5 net) producing or capable of producing natural gas wells and net revenue interests ranging from 40.00% to 81.25% (approximately 26 net wells), located in Centre, Clearfield, and Westmoreland Counties of Pennsylvania.

Kentucky (Crude Oil)

As of December 31, 2010, the Company owns working interests in 14 producing or capable of producing oil wells ranging from 87.14 % to 100.00% (12.2 to 14.0 net wells) and net revenue interests ranging from 25.00 % to 87.50% (3.5 to 12.3 net wells), located in Warren County, Kentucky. Ranges of gross and net wells are based on net working interest and revenue interest held in such wells.

Developed and Undeveloped Acreage

The Company has 4,686 gross acres (2,343 net acres) of proved developed leasehold acreage located in Pennsylvania and 600 gross acres (594 net acres) located in Kentucky as of December 31, 2010. Undeveloped acreage held by the Company as of December 31, 2010 consisted of 480 gross and net acres located in Pennsylvania.

ITEM 4.                 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of our common stock as of June 15, 2011, by:

•	each of our named executive officers;
•	each of our directors;
•	each person who is known by us to beneficially own more than 5% of our common stock; and
•	all of our named executive officers and directors as a group.

The table gives effect to the shares of common stock that could be issued to the named stockholder or group upon the exercise of outstanding options, warrants, convertible securities and other rights held by the stockholder or group within 60 days of June 15, 2011.  Unless otherwise noted in the footnotes to the table and subject to community property laws where applicable, the following persons have sole voting and investment control with respect to the shares beneficially owned by them.  The address of each person known to us to beneficially own more than 5% of any class of our voting stock is set forth in the table.  The address of each named executive officer and director is c/o Vadda Energy Corporation, 1660 S. Stemmons Freeway, Suite 440, Lewisville, Texas 75067.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class(1)
Moarmoff Trust 1660 Stemmons Freeway Lewisville, Texas 75067	76,750,000	73.63%
Daro Blankenship	6,267,708(2)	6.01%
Anita G. Blankenship	83,017,708(3)	79.64%
Verne Rainey	1,450,000	1.39%
All directors and executive officers as a group (4 people)	84,487,708	81.05%

(1) Based upon 104,235,236 shares of common stock outstanding as of June 15, 2011.
(2) Includes 2,650,000 shares of common stock held of record by his wife, Anita Blankenship, and 967,708 shares held of record by Two Ships LLC, a company owned by Daro and Anita Blankenship.
(3) Includes (i) 2,650,000 shares of common stock held of record by her husband, Daro Blankenship, (ii) 76,750,000 shares of common stock held of record by Moarmoff Trust, of which she is the sole trustee, and (iii) 967,708 shares held of record by Two Ships LLC, a company owned by Daro and Anita Blankenship.

ITEM 5.                 DIRECTORS AND EXECUTIVE OFFICERS

Directors and Executive Officers

The Company’s directors and executive officers are as follows:

Election of Officers

Our Board of Directors currently has two members, Anita Blankenship and Verne Rainey.  All directors hold office until their successors are duly elected by a plurality vote at the annual meeting of the stockholders, and shall hold office until the earlier of: his or her successor is elected and qualified; his or her resignation; his or her removal by the stockholders (by majority vote of the shares issued and outstanding and entitled to vote); or his or her death.  Any vacancy occurring in the Board of Directors may be filled by the vote of a majority of the directors then in office, though less than a quorum, or at a special meeting of stockholders called for that purpose.  A director elected to fill a vacancy is elected for the unexpired term of his or her predecessor in office or until the earlier of: his or her successor is elected and qualified; his or her resignation; his or her removal from office by the stockholders; or his or her death.

Executive officers are elected by the Board of Directors at our annual meeting and hold office until the next annual meeting of the Board of Directors, or until their respective successors are duly elected and qualified.

Set forth below is a biographical description of each executive officer and director.

Daro Blankenship.  Mr. Blankenship was named our President and Chief Executive Officer in April 2009.  He is also the Founder and Managing Director of Mieka, where he has worked since 2001.  From 1995 to May 2001, he was the President and controlling stockholder of Realtec Real Estate Corporation in Dallas, Texas.  Mr. Blankenship was formerly the Vice President of Operations for SonWest Resources, Inc., an independent oil company in Dallas, Texas concentrating on the operation of producing properties. Mr. Blankenship is a director of The Mieka Foundation, a 501(c)(3) charitable organization that provides financial support to abused children, the elderly, families in need and animal protection causes.  Mr. Blankenship attended Vincennes University in Indiana and is married to Anita Blankenship, our Chairwoman of the Board of Directors and Executive Vice President.

Anita G. Blankenship.  Ms. Blankenship serves as our Chairwoman as well as Executive Vice President and Assistant Secretary. From July 2003 until April 2009, she acted as our President and Chief Executive Officer.  She is also the President of Mieka and the Chief Executive Officer and principal owner of Realtec Mortgage Corporation, a now inactive business.  Until 1997, Ms. Blankenship was the president of SonWest Resources, Inc., an independent oil company in Dallas.  Ms. Blankenship is the founder and a director of the Mieka Foundation, a 501(c)(3) charitable organization that provides financial support to abused children, the elderly, families in need and animal protection causes.  Ms. Blankenship attended Wright State University and is married to Daro Blankenship, the President and Chief Executive Officer.  Ms. Blankenship has investment control over the shares held by Moarmoff Trust, the majority stockholder.

William J. Amdall.  Mr. Amdall has served as our Chief Financial Officer since April 2009.  He began his career with Peat, Marwick, Mitchell & Co. (now KPMG) in June 1977, where he became licensed as a certified public accountant.  From 1980 to 1991, he served as the Chief Financial Officer of three publicly traded oil and gas companies where he gained experience in financial reporting and SEC regulations, mergers and acquisitions, public and private financings, and stockholder/investor relations.  From 1992 to 2004, Mr. Amdall’s principal occupation was financial consulting as a sole proprietor, primarily doing contract CFO work.  In 2005, he co-founded North American Royalty Corp, an oil and gas royalty company, and served as its Vice President and Chief Financial Officer until 2009. While employed at North American Royalty Corp. Mr. Amdall was responsible for the monthly accounting duties and the preparation and filing of a registration statement with the SEC.  Mr. Amdall received a BBA in Accounting from The University of North Texas in 1977.

Verne Rainey.  Mr. Rainey has served as a director since July 2003 and has also served as a director of both Mieka and Mieka Foundation, a 501(c)(3), charitable organization, since their inception.  Mr. Rainey has been retired for the past five years. Mr. Rainey served as a professional pilot for American Airlines from 1965 to 1997 and was also a United States Air Force Captain. He holds a B.S. in Mechanical Engineering with a minor in Mathematics from Grove City College in Grove City, Pennsylvania.

Robert Myers.  Mr. Myers has served as our Vice President of Project Development since April 2009.  He has been the Vice President of Project Development of Mieka since 2005, where he is responsible for strategic planning of projects.  Mr. Myers has been in the oil and gas industry since 1972.  He was the Executive Vice President of the Federal Energy Corporation from 1974 to 1981. In 1981 he founded Janus International, Inc., an independent oil company and Janus Securities Corporation.  As Chief Executive Officer of Janus International, Mr. Myers was responsible for day-to-day operations, including drilling and completion operations in Kansas and Texas.  He was President and Chief Executive Officer of Myers Operations, an independent oil company from 1984 to 1999, where he oversaw all drilling and leasing operations.  In addition, Mr. Myers was a member of a coalition of independent oil and gas operators that convened with the Chairman of the United States Senate’s Ways and Means Committee to discuss national energy policies. Mr. Myers graduated from University of Wyoming with a B.S. in Mathematics in 1969.

Chuck Sharpe. Mr. Sharpe has been our Vice President of Accounting since May of 2011. Mr. Sharpe received a BS in Business and Public Administration from the University of Texas at Dallas in 1980. He was employed by American Petrofina, Inc. in Dallas, Texas, as internal auditor from 1966 to 1980 and by Delta Drilling in Tyler, Texas, as internal auditor from 1980 to 1985. From 1985 through April 2011, Mr. Sharpe was self-employed as a contract accountant for clients engaged in a variety of businesses.

Nicola D. Blankenship. Mr. Blankenship has served as our Vice President of Operations/Public Relations since April 2009. He has been with Mieka since 2003 and has served as its Vice President of Public Relations since June 2004.  Mr. Blankenship was Vice President of Operations for Realtec Mortgage from 2000 to 2002, where he initiated and performed corporate oversight of operations and management of mortgage offices throughout the United States. Mr. Blankenship is a director of The Mieka Foundation, a 501(c)(3) charitable organization that provides financial support to abused children, the elderly, families in need and animal protection causes.  He graduated from Texas Bible Institute and attended Brookhaven College.  Mr. Blankenship is the son of Anita and Daro Blankenship.

Stephen Romo. Mr. Romo has served as our Vice President of Marketing since May 2009. He has been Venture Representative of Mieka since 2004, where he is responsible for facilitating funding of drilling projects. He was the Vice President of Marketing and Broker for Caldwell Banker Romo Realtors from 1992 until 2003. Mr. Romo attended Richland Junior College for two years before attending the University of North Texas.

Involvement in Certain Legal Proceedings

In April 2011, the Securities Commissioner of Colorado entered a cease and desist order directing Mieka, Daro Blankenship and Stephen Romo to refrain from committing or causing any violations of Sections 301, 401 or 501 of the Colorado Securities Act, or otherwise engaging in conduct in violation of the Colorado Securities Act. Mieka and Messrs. Blankenship and Romo have filed a notice of appeal of this order. In May 2005, the Indiana Securities Commissioner entered an order directing Mieka, Daro Blankenship and two other individuals to cease and desist from violations of the Indiana Securities Act.  The Indiana order was entered without notice to Mieka or Mr. Blankenship and without providing Mieka or Mr. Blankenship an opportunity to respond or present its position on any issue.  Except as described in this paragraph, during the past ten years, none of the Company's other officers or directors were involved in any legal proceedings that are material to an evaluation of the ability or integrity of such directors and officers.

ITEM 6.                 EXECUTIVE COMPENSATION

Executive Compensation

The summary compensation table below shows certain compensation information for services rendered in all capacities to us by the principal executive officer and by the Company’s two most highly compensated executive officers at the end of the Company’s last fiscal year.

Summary Compensation Table

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Total ($)

Daro Blankenship	2010	104,000	80,022	184,022
President and Chief Executive Officer	2009	103,500	89,074	192,574

Anita G. Blankenship	2010	130,000	35,003	165,003
Chairwoman, Vice President and Assistant Secretary	2009	130,000	111,934	241,934

Robert Myers	2010	165,453	12,387	177,840
Vice President – Product Development	2009	77,750	0	77,750

Narrative Disclosure to Summary Compensation Table

Pursuant to an unwritten compensation arrangement, the Company paid salaries to each of Daro Blankenship and Anita Blankenship, of $104,000 and $130,000, respectively, during the year ended December 31, 2010. In addition, the Company paid bonuses to Mr. and Mrs. Blankenship, of $80,022 and $35,003, respectively, for the year ended December 31, 2010. Robert Myers was paid cash compensation of $165,453 and a $12,387 cash bonus during the year ended December 31, 2010 under the terms of an unwritten compensation arrangement.

Compensation of Directors

The Company has two directors, Anita Blankenship and Verne Rainey. During the fiscal year ended December 31, 2010, neither Mrs. Blankenship nor Mr. Rainey received any cash or equity compensation for their services as directors of the Company.

ITEM 7.                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Related Party Transactions

On November 30 and December 1, 2009, the Company completed the mergers of 18 natural gas and crude oil joint ventures that were managed by Mieka with and into the Company. Prior to completion of the mergers, the 18 joint ventures incurred administrative overhead fees to Mieka. As of December 31, 2008, the joint ventures were obligated to pay Mieka $790,790. As a result of the mergers of the joint ventures and the acquisition of Mieka, the aforementioned obligation was cancelled.

Mieka received an aggregate of 967,708 shares of Vadda common stock in connection with the joint venture mergers. In November 2009, Mieka issued 1,000 shares of its newly authorized Series A preferred stock to Two Ships, LLC (“Two Ships”), an entity owned by Daro and Anita Blankenship for services previously rendered. In December 2009, Mieka distributed its 967,708 shares of Vadda common stock valued at $16,891 to Two Ships as a dividend on the Series A preferred stock. Upon the completion of the merger between Mieka and Vadda on December 30, 2009, the Series A preferred stock was mandatorily redeemed for $1,000.

During the years ended December 31, 2010, 2009 and 2008, Daro and Anita Blankenship, who together have voting control of the Company’s common stock, received aggregate compensation from the Company of $349,025, $434,508 and $651,225, respectively.

Pursuant to an arrangement between the Company and Mieka LLC, an entity wholly-owned by the principal stockholders of the Company, Mieka LLC provides drilling and completion services on wells owned by the Company. Prices charged to the Company by Mieka LLC under turnkey drilling arrangements do not reflect prevailing rates that would be charged by outside third parties in arms-length transactions. During the years ended December 31, 2010, 2009 and 2008, the Company incurred drilling costs associated with turnkey drilling contracts with Mieka LLC of $812,500, $200,000 and $1,033,002, respectively. As of December 31, 2010, 2009 and 2008 the Company was obligated to pay $207,564, $49,126 and $0 to Mieka LLC.

In June 2009, the FASB amended its guidance on accounting for variable interest entities. The new accounting guidance resulted in a change in the Company's accounting policy effective January 1, 2010. Among other things, the new guidance requires more qualitative than quantitative analyses to determine the primary beneficiaries of variable interest entities, requires continuous assessments of whether reporting entities are the primary beneficiaries of variable interest entities, and amends certain guidance for determining whether entities are variable interest entities. Under the new guidance, variable interest entities must be consolidated if reporting entities have both the power to direct the activities of the variable interest entities that most significantly impact the economic performance of the variable interest entities and the obligation to absorb losses or the right to receive benefits from the variable interest entities that could potentially be significant to the variable interest entities. This new accounting guidance was effective for the Company on January 1, 2010, and was applied prospectively.

Management performs an analysis of the Company's variable interests to determine if those type interests are held in other entities. The analysis primarily is based on a qualitative review, but also includes quantitative considerations in evaluating the variable interests. Qualitative analyses are performed based on an evaluation of the design by the entity, its organizational structure, to include decision-making ability, and financial arrangements. When used to supplement qualitative analyses, quantitative analyses are based on forecasted cash flows of the entity.

GAAP requires reporting entities to consolidate variable interest entities when they have variable interests that provide a controlling financial interest in variable interest entities. Entities that consolidate variable interest entities are referred to as primary beneficiaries.

Mieka, LLC (VIE), an entity under common control of the Company, was evaluated as a variable interest entity of the Company. The VIE’s only source of revenue was noted as being from the drilling of oil and gas wells contracted with the Company through certain turnkey contracts executed by the Company. The relationship was evaluated to determine if the arrangement gave the Company a variable interest in a variable interest entity, and to determine whether the Company was the primary beneficiary that would result in consolidating the VIE. The Company is considered to be the primary beneficiary as a result of the obligation to absorb losses that could be significant to the VIE. Additionally, since future revenue for the VIE is reliant upon the Company entering into future turnkey contracts or drilling programs, the Company directs activities that most significantly impact economic performance of the VIE. The Company was determined to be the primary beneficiary of the VIE for 2010 and 2009 and the VIE has been included in the consolidated financial statements as of and for the years ended December 31, 2010 and 2009.

Director Independence

The Company’s securities are not currently listed on a national securities exchange or interdealer quotation system which would require that the Board of Directors include a majority of directors that are “independent.” The Company believes Verne Rainey is the only member of its Board of Directors that would qualify as an “independent” director as such term is defined in the Nasdaq Global Market listing standards.

ITEM 8.                 LEGAL PROCEEDINGS

There are no material pending legal proceedings to which we are a party or to which any of our properties are subject. There are no material proceedings known to us to be contemplated by any governmental authority.

ITEM 9.                 MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

Though our common stock was previously quoted on the Pink OTC Markets under the symbol “VDDA.PK,” there is currently no established public trading market for our common stock and there can be no assurance that one will develop in the future.

As of June 15, 2011, there were no outstanding options or warrants to purchase, or securities convertible into, shares of our common stock. In addition, as of June 15, 2011, 21,197,528 shares of our common stock could potentially be sold pursuant to Rule 144 under the Securities Act. The Company currently has no agreements to register any of its shares of common stock under the Securities Act of 1933 for sale by our stockholders and we have no current plans or proposals to publicly offer any shares of common stock.

Stockholders

As of June 15, 2010, there were 1,108 holders of record of our common stock. Some of the shares of our common stock are held in either nominee name or street name brokerage accounts. The actual number of beneficial owners of such shares is not included in the foregoing number of holders of record.

Dividends

We have not declared or paid any cash dividends on our capital stock and do not anticipate paying any cash dividends on our capital stock in the foreseeable future. Payment of dividends on the common stock is within the discretion of our Board of Directors. The Board currently intends to retain future earnings, if any, to finance our business operations and fund the development and growth of our business. The declaration of dividends in the future will depend upon our earnings, capital requirements, financial condition, and other factors deemed relevant by the Board of Directors.

Securities Authorized for Issuance Under Equity Compensation Plans

The Company does not have any compensation plans under which equity securities are authorized for issuance.

ITEM 10.                      RECENT SALES OF UNREGISTERED SECURITIES

In September 2009, the Company issued 500,000 shares of common stock to Verne Rainey, a director of the Company, in exchange for 500,000 shares of Mieka common stock owned by Mr. Rainey. In December 2009, Mr. Rainey was issued 200,000 shares of the Company’s common stock upon exercise of a stock option award at a price of $.001 per share, for consideration of $200.

On December 1, 2009, pursuant to an Agreement and Plan of Merger dated November 6, 2009 (the “Merger Agreement”), the Company issued an aggregate of 15,988,935 shares of our common stock, par value $0.001, to 293 joint venturers who held interests in 18 oil and gas joint ventures collectively valued at approximately $4,797,000, as consideration for such interests in connection with merger of such joint ventures with and into the Company.

On December 30, 2009, under the terms of the Merger Agreement, in consideration for an 81% equity interest in Meika Corporation valued at approximately $23,460,000, the Company issued 69,000,000 shares of common stock to Moarmoff Trust, an entity for which Anita Blankenship, our Executive Vice President and Chairperson of our Board of Directors, serves as the sole trustee.

Between May 2009 and February 2010, the Company issued an aggregate of 989,200 shares of common stock in a private placement to a total of 67 investors at an offering price of $1.25 per share for aggregate cash consideration of $1,236,500.  The Company issued shares during this period as follows:

•	During the second quarter of 2009, the Company issued 329,200 shares of common stock to 25 investors for total cash consideration of $411,500;

•	During the third quarter of 2009, the Company issued 232,000 shares of common stock to 21 investors for total cash consideration of $290,000;

•	During the fourth quarter of 2009, the Company issued 208,000 shares of common stock to 11 investors for total cash consideration of $260,000; and

•	During the first quarter of 2010, the Company issued 220,000 shares of common stock to 10 investors for total cash consideration of $275,000.

On December 31, 2010, the Company issued an aggregate of 1,028,065 shares of common stock to 57 existing stockholders pursuant to anti-dilution rights previously granted to such stockholders.  During the first quarter of 2010, the Company issued an aggregate of 294,036 shares of common stock to 10 existing stockholders pursuant to anti-dilution rights previously granted to such stockholders.

The common stock was privately offered and sold in each of the transactions described above in reliance upon exemptions from registration pursuant to Section 4(2) under the Securities Act. The Company reasonably believed that each of the purchasers of such securities had access to information concerning its operations and financial condition, was acquiring the securities for its own account and not with a view to the distribution thereof and was an "accredited investor" as such term is defined in Rule 501(a) of Regulation D promulgated under the Securities Act. Furthermore, no “general solicitation of investors” was made by the Company with respect to sale of any of the securities. At the time of their issuance, the securities described above were deemed to be restricted securities for purposes of the Securities Act and the documentation representing the securities bear legends and/or non-transfer provisions to that effect.

ITEM 11.                      DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED

The Company’s authorized capital stock consists of 160,000,000 shares, of which 150,000,000 are common stock with a par value of $0.001 per share, and of which 10,000,000 are preferred stock with a par value of $0.001 per share. As of the date of this filing, there are 104,235,236 shares of common stock issued and outstanding, and no preferred stock is issued and outstanding.

Common Stock

The holders of common stock are entitled to one vote per share on all matters voted on by the stockholders, including the election of directors.  Except as otherwise required by law, the holders of common stock exclusively possess all voting power. Acts of the stockholders require the approval of holders of a simple majority of the issued and outstanding voting shares of common stock.  The holders of common stock are entitled to such dividends as may be declared from time to time by the Board of Directors from funds available for distribution to such holders.  No holder of common stock has any preemptive right to subscribe to any kind or class of our securities or any cumulative voting rights.

Preferred Stock

The Company is authorized to issue 10,000,000 shares of preferred stock.  The Board of Directors of the Company has the authority to designate one or more series of preferred stock with such voting powers, rights, preferences and privileges as the Board of Directors shall determine. No series of preferred stock is currently issued or outstanding.

ITEM 12.                      INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 607.0850 of the Florida Statutes generally permits the Company to indemnify its directors, officers, employees or other agents who are subject to any third-party actions because of their service to the Company if such persons acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the Company. If the proceeding is a criminal one, such person must also have had no reasonable cause to believe his conduct was unlawful. In addition, the Company may indemnify its directors, officers, employees or other agents who are subject to derivative actions against expenses and amounts paid in settlement which do not exceed, in the judgment of the Board of Directors, the estimated expense of litigating the proceeding to conclusion, including any appeal thereof, actually and reasonably incurred in connection with the defense or settlement of such proceeding, if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the Company. To the extent that a director, officer, employee or other agent is successful on the merits or otherwise in defense of a third-party or derivative action, such person will be indemnified against expenses actually and reasonably incurred in connection therewith. This section of the Florida Statutes also permits the Company to further indemnify such persons by other means unless a judgment or other final adjudication establishes that such person’s actions or omissions which were material to the cause of action constitute (1) a crime (unless such person had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe it unlawful), (2) a transaction from which he derived an improper personal benefit, (3) an action in violation of Florida Statutes Section 607.0834 (relating to unlawful distributions to stockholders), or (4) willful misconduct or a conscious disregard for the best interests of the Company in a proceeding by or in the right of the Company to procure a judgment in its favor or in a proceeding by or in the right of a stockholder.

Furthermore, Florida Statutes Section 607.0831 provides, in general, that no director shall be personally liable for monetary damages to a corporation or any other person for any statement, vote, decision, or failure to act, regarding corporate management or policy, unless (a) the director breached or failed to perform his duties as a director, and (b) the director’s breach of, or failure to perform, those duties constitutes (i) a violation of criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful, (ii) a transaction from which the director derived an improper personal benefit, either directly or indirectly, (iii) a circumstance under which the liability provisions of Florida Statutes Section 607.0834 are applicable, (iv) in a proceeding by or in the right of the corporation to procure a judgment in its favor or by or in the right of a stockholder, conscious disregard for the best interest of the corporation, or willful misconduct, or (v) in a proceeding by or in the right of someone other than the corporation or a stockholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety, or property. The term “recklessness,” as used above, means the action, or omission to act, in conscious disregard of a risk (a) known, or so obvious that it should have been known, to the director, and (b) known to the director, or so obvious that it should have been known, to be so great as to make it highly probable that harm would follow from such action or omission.

The Company’s bylaws provide generally that the Company shall, to the fullest extent permitted by law, indemnify all of its directors and officers, directors, officers, as well as any employees or agents of the Company or other persons serving at the request of the Company in any capacity with any entity or enterprise other than the Company to whom the Company has agreed to grant indemnification (each, an “Indemnified Person”) to the extent that any such person is made a party or threatened to be made a party or called as a witness or is otherwise involved in any action, suit, or proceeding in connection with his status as an Indemnified Person. Such indemnification covers all expenses incurred by any Indemnified Person (including attorneys’ fees) and all liabilities and losses (including judgments, fines and amounts to be paid in settlement) incurred thereby in connection with any such action, suit or proceeding.

The Corporation has the power, in its bylaws or by resolution of its stockholders or directors, to indemnify its officers and directors against personal liability and to procure, at its own expense, policies of insurance to protect its officers and directors. As of the date of this registration statement, the Company has no officers and directors liability insurance in effect.

ITEM 13.                      FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

All financial statements required by this Item are listed in Item 15 of this Form 10, are presented beginning on Page F-1, and are incorporated herein by this reference.

ITEM 14.                      CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 15.                      FINANCIAL STATEMENTS AND EXHIBITS

(a)	The following financial statements are filed as part of this Registration Statement:

Vadda Energy Corporation

1.	Consolidated Balance Sheets of the Registrant and Subsidiaries as of December 31, 2010 and 2009.
2.	Consolidated Statements of Operations of the Registrant and Subsidiaries for the years ended December 31, 2010 and 2009.
3.	Consolidated Statements of Stockholders’ Equity of the Registrant and Subsidiaries for the years ended December 31, 2010 and 2009.
4.	Consolidated Statements of Cash Flows of the Registrant and Subsidiaries for the years ended December 31, 2010 and 2009.
5.	Notes to Consolidated Financial Statements of the Registrant and Subsidiaries.
6.	Consolidated Balance Sheets of the Registrant and Subsidiaries as of March 31, 2011 (unaudited) and December 31, 2010.
7.	Consolidated Statements of Operations of the Registrant and Subsidiaries for the three months ended March 31, 2011 and 2010.
8.	Consolidated Statements of Cash Flows of the Registrant and Subsidiaries for the three months ended March 31, 2011 and 2010.
9.	Notes to Consolidated Financial Statements of the Registrant and Subsidiaries for the three months ended March 31, 2011 and 2010.

Mieka Joint Ventures

1.	Combined Balance Sheets as of September 30, 2009 (unaudited) and December 31, 2008 and 2007.
2.	Combined Statements of Operations for the nine months ended September 30, 2009 (unaudited) and years ended December 31, 2008 and 2007.
3.	Combined Statements of Partners’ Capital for the nine months ended September 30, 2009 (unaudited) and years ended December 31, 2008 and 2007.
4.	Combined Statements of Cash Flows for the nine months ended September 30, 2009 (unaudited) and years ended December 31, 2008 and 2007.
5.	Notes to Combined Financial Statements.

(b)	See “Index to Exhibits” on page 27 for exhibits filed with this Registration Statement.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

VADDA ENERGY CORPORATION

July 1, 2011	By:	/s/ Daro Blankenship
Daro Blankenship
President and Chief Executive Officer

Index to Exhibits

The following exhibits are filed with this Registration Statement on Form 10 or are incorporated by reference as described below.

Exhibit	Description
2.1	Agreement and Plan of Merger dated November 6, 2009
3.1	Articles of Amendment and Restatement to the Articles of Incorporation of Vadda Energy Corporation dated October 15, 2009
3.2	By-Laws of Worldwide Dental Distribution Corp.
4.1	Specimen Common Stock Certificate
10.1	Partial Assignment of Oil and Gas Leases dated February 24, 2009 between Mid-East Oil Company and Mieka Corporation
10.2	Joint Venture Agreement 2009 Mieka PA Westmoreland/Marcellus Shale Project I, effective October 5, 2009
10.3	Joint Venture Agreement 2010 Mieka PA West M/Marcellus Project II, effective July 16, 2010
10.4	Participation and Operating Agreement dated December 15, 2010 between Mieka, LLC and Mieka Corporation
10.5	Participation and Operating Agreement dated December 28, 2009 between Mieka, LLC and Mieka Corporation
10.6	First Amendment to Partial Assignment of Oil and Gas Leases dated February 24, 2009 between Mieka Corporation and Mid East Oil Company
23.1	Consent of Valuescope, Inc.
99.1	Reserves and Economics Report - Vadda Energy Corporation as of December 31, 2010

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Shareholders of Vadda Energy Corporation

We have audited the accompanying consolidated balance sheets of Vadda Energy Corporation and Subsidiaries (the Company) as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders’ equity and cash flows for the years then ended.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Vadda Energy Corporation and Subsidiaries as of December 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ WEAVER AND TIDWELL, L.L.P

WEAVER AND TIDWELL, L.L.P.

Dallas, Texas
July 1, 2011

Vadda Energy Corporation And Subsidiaries
Consolidated Balance Sheets
As of December 31, 2010 and 2009

	December 31,	December 31,
	2010	2009
Assets:
Cash	$1,836,957	$758,457
Accounts receivable - net	95,678	199,419
Deferred federal income tax - current	813,365	387,801
Total current assets	2,746,000	1,345,677

Property and equipment:
Oil and gas properties, using successful efforts method of accounting:
Proved properties	2,130,500	2,130,500
Other property and equipment	248,342	237,046
Less: Accumulated depletion and depreciation	(356,488)	(222,451)
Property and equipment, net	2,022,354	2,145,095

Goodwill	2,740,171	2,740,171
Prepaid acreage cost	1,832,500	1,832,500
Other assets	120,573	35,500

Total Assets	$9,461,598	$8,098,943

Liabilities & Equity:
Accounts payable and accrued liabilities	$294,319	$669,426
Income tax payable	19,179	72,199
Deferred revenue	3,923,974	642,000
Total current liabilities	4,237,472	1,383,625

Asset retirement obligation liability	160,162	152,376
Deferred federal income taxes - long-term	1,007,262	1,078,248
Total long-term liabilities	1,167,424	1,230,624

Preferred stock, $.001 par value; 10,000,000 shares authorized; none issued or outstanding as of December 31, 2010 and 2009	-	-
Common stock, $.001 par value; 150,000,000 shares authorized; 104,235,236 and 103,721,200 issued and outstanding as of December 31, 2010 and 2009	104,235	103,721
Additional paid-in capital	6,948,359	6,688,269
Accumulated deficit	(2,224,116)	(1,343,635)
Total Vadda stockholders' equity	4,828,478	5,448,355
Equity (deficit) attributable to noncontrolling interest	(771,776)	36,339
Total Equity	4,056,702	5,484,694

Total Liabilities and Equity	$9,461,598	$8,098,943

See accompanying notes to consolidated financial statements

Vadda Energy Corporation And Subsidiaries
Consolidated Statements of Operations
For the Years Ended December 31, 2010 and 2009

	December 31,	December 31,
	2010	2009
Revenues:
Turnkey drilling revenues	$1,116,374	$544,500
Natural gas and oil sales	536,809	167,375
Administrative fee income	-	187,180
	1,653,183	899,055
Costs and Expenses:
Turnkey drilling costs	1,537,082	125,940
Lease operating expense	178,110	36,403
General and administrative	2,035,390	1,627,776
Accretion expense	7,786	-
Depletion and depreciation	134,037	32,290
	3,892,405	1,822,409

Operating loss	(2,239,222)	(923,354)

Other income (expense)	1,055	(5,980)

Loss before income taxes	(2,238,167)	(929,334)

Income tax (benefit) expense	(549,571)	(269,896)

Net loss	(1,688,596)	(659,438)

Net (loss) income attributable to noncontrolling interests	(808,115)	9,498

Net loss attributable to Vadda common stockholders	$(880,481)	$(668,936)

Loss per share attributable to Vadda common stockholders:

Basic and diluted loss per common share	$(0.01)	$(0.04)

Weighted average number of common shares outstanding - basic and fully diluted	104,174,678	18,501,356

See accompanying notes to consolidated financial statements

Vadda Energy Corporation and Subsidiaries
Consolidated Statements of Stockholders’ Equity
For the Years Ended December 31, 2010 and 2009

				Retained	Total	Equity (deficit)
	Common Stock		Additional	Earnings	Vadda	attributable to
	Shares	Amount	Paid-in Capital	(Accumulated Deficit)	Stockholders' Equity	Non-controlling Interests	Total

Balance December 31, 2008	16,235,000	$16,235	$1,160,086	$(674,699)	$501,622	$26,841	$528,463

Issuance of shares to director	500,000	500	(500)	-	-	-	-
Merger with oil and gas joint ventures	15,988,935	15,989	4,781,011	-	4,797,000	-	4,797,000
Sale of common stock for cash	1,797,265	1,797	959,703	-	961,500	-	961,500
Offering costs	-	-	(202,831)	-	(202,831)	-	(202,831)
Issuance of shares in Vadda Mieka merger	69,000,000	69,000	(69,000)	-	-	-	-
Share based compensation	200,000	200	59,800	-	60,000	-	60,000
Net (loss) Income				(668,936)	(668,936)	9,498	(659,438)
Balance at December 31, 2009	103,721,200	103,721	6,688,269	(1,343,635)	5,448,355	36,339	5,484,694

Sale of common stock for cash	514,036	514	274,486	-	275,000	-	275,000
Offering costs			(14,396)	-	(14,396)	-	(14,396)
Net loss				(880,481)	(880,481)	(808,115)	(1,688,596)

Balance at December 31, 2010	104,235,236	$104,235	$6,948,359	$(2,224,116)	$4,828,478	$(771,776)	$4,056,702

See accompanying notes to consolidated financial statements

Vadda Energy Corporation and Subsidiaries
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2010 and 2009

	December 31,	December 31,
	2010	2009
Cash flows from operating activities:
Net loss	$(1,688,596)	$(659,438)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation, depletion and amortization	134,037	32,290
Accretion expense	7,786	-
Share based compensation	-	59,800
Deferred tax expense	(496,550)	(314,784)

Changes in operating assets and liabilities:
Account receivable	103,742	35,415
Other current assets	-	72,875
Other assets	(85,073)	28,367
Accounts payable and accrued liabilities	(428,127)	302,844
Deferred revenues	3,281,974	110,750
Net cash provided by (used in) operating activities	829,193	(331,881)

Cash flows from investing activities:
Additions to property and equipment	(11,297)	-
Cash acquired - acquistion of 18 joint ventures	-	29,482
Net cash provided by (used in) investing activities	(11,297)	29,482

Cash flows from financing activities:
Sale of common stock	275,000	961,500
Offering costs of private placement	(14,396)	(202,831)
Other	-	200
Net cash provided by financing activities	260,604	758,869

Net change in cash	1,078,500	456,470
Cash balance, beginning of year	758,457	301,987
Cash balance, end of year	$1,836,957	$758,457

Noncash financing and investing activities:
Assets acquired for common stock in merger
Oil and gas properties	$-	$2,130,500
Oil and gas properties claim	-	1,832,500
Goodwill	-	2,740,171
Accounts receivable	-	160,687
Accounts payable	-	(90,508)
Accounts payable - Mieka	-	(805,159)
Asset retirement obligation	-	(152,376)
Deferred tax liability	-	(1,075,608)
Common stock issued in merger	$-	$(4,797,000)

See accompanying notes to consolidated financial statements

Vadda Energy Corporation and Subsidiaries
Notes To Consolidated Financial Statements

NOTE 1 – BASIS OF PRESENTATION

Vadda Energy Corporation (“Vadda”) was originally incorporated in Florida in 1997. The foregoing consolidated financial statements include the accounts of Vadda, its wholly-owned subsidiary, Mieka Corporation (“Mieka”) and Mieka LLC, a variable interest entity (“VIE”) which collectively are referred to as the “Company”. We are an independent developer and producer of natural gas and oil, with operations in Pennsylvania and Kentucky.

On December 30, 2009, Vadda completed a merger with Mieka, whereby Vadda increased its ownership in Mieka from 19% to 100%. All fees and expenses related to the merger and the consolidation of the combined companies were expensed as required under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 805 “Business Combinations”. Mieka’s shareholders received 69,000,000 newly-issued shares of the Company's common stock in connection with the merger.

Before and after the merger, Vadda and Mieka were under common control, by virtue of the fact Moramoff Trust was the majority shareholder of both Mieka and Vadda. Accordingly, in accordance with ASC 805 Business Combinations for transactions between entities under common control, the merger has been accounted for using a method similar to the pooling-of interest method, with no adjustment to the historical basis of the assets and liabilities of Mieka and Vadda. The statements of operations were consolidated as though the merger occurred as of the beginning of the first accounting period presented in these consolidated financial statements.

Mieka LLC qualifies as a VIE based on the common ownership that exists in Vadda, Mieka and Mieka LLC and based on Vadda being the primary beneficiary for the VIE as more fully described in Note 10.

As of December 1, 2009, the Company completed the acquisition of 18 natural gas and crude oil joint ventures (collectively the “Joint Ventures”) accounted for in accordance with FASB ASC Topic 805 Business Combinations. See Note 3 for a complete description of the acquisition.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

The accompanying consolidated financial statements and related notes are presented in accordance with U.S. generally accepted accounting principles (GAAP) and are expressed in U.S dollars. Our year end is December 31. The Company’s consolidated financial statements include the accounts of the Company, its wholly owned subsidiary and VIE after elimination of significant intercompany balances and transactions.

Natural Gas and Oil Properties

The Company follows the successful efforts method of accounting for oil and gas producing activities. Under the successful efforts method of accounting, costs that relate directly to the discovery of oil and gas reserves are capitalized. These capitalized costs include:

•	The costs of acquiring leases and mineral interests in properties,

•	Costs to drill and equip exploratory wells that find proved reserves,

•	Costs to drill and equip development wells, and

•	Costs for support equipment and facilities used in oil and gas producing activities.

These costs are depreciated, depleted and amortized on the units of production method, based on estimates of recoverable proved developed oil and gas reserves.

The Company held no non-depletable natural gas and crude oil properties as of December 31, 2010 and 2009.

Capitalized costs are evaluated for impairment in accordance with ASC Topic 360, Accounting for the Impairment or Disposal of Long Lived Assets, whenever events or changes in circumstances indicate that an assets carrying amount may not be recoverable.  To determine if a depletable unit is impaired, the Company compares the carrying value of the depletable to the undiscounted future net cash flows by applying management’s estimates of future oil and gas prices to the estimated future production of oil and gas reserves over the economic life of the property and deducting future costs.  Future net cash flows are based upon reservoir engineers’ estimates of proved reserves.

Vadda Energy Corporation and Subsidiaries
Notes To Consolidated Financial Statements

For a property determined to be impaired, an impairment loss equal to the difference between the carrying value and the estimated fair value of the impaired property is recognized.  Fair value, on a depletable unit basis, is estimated to be the present value of the aforementioned expected future net cash flows. Proved properties are assessed periodically to determine whether they have been impaired.  An impairment allowance is provided on an unproved property when the Company determines that the property will not be developed.  Each part of this calculation is subject to a large degree of judgment, including the determination of the depletable units’ estimated reserves, future net cash flows and fair value.  No impairment of proved property was recorded for the years ended December 31, 2010 and 2009.

Other Property and Equipment

Other property and equipment are stated at cost or, upon acquisition of a business, at the fair value of the assets acquired. Depreciation and amortization expense is based on cost less the estimated salvage value using straight-line method over the assets estimated useful life.  Maintenance and repairs are expense as incurred. Major renewals and improvements that extend the useful lives of property are capitalized. The following table presents other property and equipment by major categories as of December 31, 2010 and 2009 and the estimated useful lives.

	2010	2009
Natural gas and crude oil properties	$2,130,500	$2,130,500
Accumulated depletion	(131,956)	(12,925)
Net natural gas and crude oil properties	1,998,544	2,117,575

Other property and equipment
Transportation equipment	32,544	32,544
Office furniture and equipment	188,262	181,702
Leasehold improvements	27,536	22,800
Accumulated depreciation	(224,532)	(209,526)

Total other property and equipment	$2,022,354	$2,145,095

Years

Transportation equipment	5
Office furniture and equipment	5
Leasehold improvements	5 - 40

The Company recorded depletion, depreciation and amortization on its assets of $134,037 and $32,290 for the years ended December 31, 2010 and 2009, respectively.

Prepaid acreage cost

In the acquisition of the Joint Ventures the Company acquired a claim valued at $1,832,500. The Joint Ventures had incurred cost on wells that were not drilled by the operator and the operator agreed to provide lease acreage in exchange for the claim.

Turnkey Drilling Revenue Recognition

The Company is the managing venturer of various oil and gas drilling joint ventures. In this role the Company enters into turnkey drilling agreements with operators whereby a profit is earned by arranging the drilling and completion of prospect wells funded by the individual joint ventures. In accordance with FASB ASC 605, “Revenue Recognition,” revenue is deferred until wells are completed as producing wells or determined to be nonproductive. As of December 31, 2010 and 2009 the Company had $3,923,974 and $642,000, respectively, in deferred turnkey drilling revenue.

Natural Gas and Oil Sales

Natural gas and crude oil revenue is recognized as income as production is extracted and sold. Production taxes are included in lease operating expenses.

Vadda Energy Corporation and Subsidiaries
Notes To Consolidated Financial Statements

Administrative Fee Income

The Company serves as the managing venturer of various natural gas and crude oil drilling joint ventures. In this role the Company earns a monthly management fee for administrative duties performed. The monthly fees have historically been based on the number of wells owned by the ventures and the extent of operational duties required. As of December 1, 2009, all of the existing joint ventures were acquired by the Company and such monthly management fees were discontinued.

In June 2010, the Company formed its first drilling joint venture that consisted of wells targeting the Marcellus Shale formation. The 2009 Mieka PA Westmoreland/Marcellus Shale Project I (“Marcellus I JV”) successfully drilled its first well in late 2010. The Company will earn monthly management fees commencing in 2011 on new joint venture wells drilled and completed in the Marcellus Shale. The Company did not earn any administrative fee income in 2010 and had $187,180 for the year ended December 31, 2009.

Use of Estimates

The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of net revenue and expenses in the reporting period.  The Company’s consolidated financial statements are based on a number of significant estimates, including depletion, depreciation, accretion and measurement of asset retirement obligations. We regularly evaluate our estimates and assumptions related to the useful life and recoverability of long-lived assets. We base our estimates and assumptions on current facts, historical experience and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources.  The actual results experienced by us may differ materially and adversely from our estimates. To the extent there are material differences between our estimates and the actual results, our future results of operations will be affected.

Financial Instruments

The carrying value for cash and cash equivalents, accounts receivable, and accounts payable approximates fair value based on the timing of the anticipated cash flows and current market conditions.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with original maturities of three months or less when acquired, to be cash equivalents. We had no cash equivalents at December 31, 2010 or 2009. The Company’s bank accounts periodically exceed federally insured limits. The Company maintains its deposits with high quality financial institutions and, accordingly, believes its credit risk exposure associated with cash is minimal.

Allowance for Doubtful Accounts

The Company routinely assesses the recoverability of all material receivables to determine their collectability. All of the Company's receivables are from the operators of properties in which the Company owns an interest. Generally, the Company's crude oil and natural gas receivables are collected within three months. The Company accrues a reserve on a receivable when, based on the judgment of management, it is probable that a receivable will not be collected and the amount of any reserve may be reasonably estimated. As of December 31, 2010 and 2009, the Company had no amount recorded as an allowance for doubtful accounts.

Recently Adopted Accounting Standards

The FASB established the FASB Accounting Standards Codification (“Codification”) as the source of authoritative U.S. generally accepted accounting principles (“GAAP”) recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements issued for interim and annual periods ending after September 15, 2009. The codification has changed the manner in which U.S. GAAP guidance is referenced, but did not have an impact on our consolidated financial position, results of operations or cash flows.

In January 2010, the FASB issued Accounting Standards Update 2010-03, “Extractive Activities Oil and Gas (Topic 932) - Oil and Gas Reserve Estimation and Disclosures” (“Update 2010-03”). Update 2010-03 includes amendments to ASC Topic 932 “Extractive Activities – Oil and Gas”, to include within the ASC the reporting requirements covered in the Securities and Exchange Commission’s (“SEC”) final rule, “Modernization of Oil and Gas Reporting” issued on December 31, 2008. The Company adopted the requirements of Update 2010-03 on December 31, 2009. These new disclosure requirements include provisions that:

Vadda Energy Corporation and Subsidiaries
Notes To Consolidated Financial Statements

•
Report oil and gas reserves using an unweighted average price using the prior 12-month period, based on the closing prices on the first day of each month, rather than year-end pricing. This should maximize the comparability of reserve estimates among companies and mitigate the distortion of the estimates that arises when using a single pricing date.

•
Disclosures are required with regard to internal controls over reserve estimation, as well as a report addressing the independence and qualifications of a company’s reserves preparer or auditor based on Society of Petroleum Engineers criteria.  The Company has complied with the disclosure requirements for the years 2010 and 2009.

Goodwill

At December 31, 2010 and 2009, the Company had $2,740,171 of goodwill related to the acquisition of certain oil and gas joint ventures on December 1, 2009, as more fully described in Note 3.

Goodwill represents the excess of the purchase price over the fair value of the net assets acquired.  The Company follows FASB ASC Topic 350 “Intangibles – Goodwill and Other” for evaluating goodwill for impairment on an annual basis. Our analysis consists of two steps. Step 1 tests the Company for impairment by comparing the fair value of equity to the book value of equity. If the fair value is less than the book value, then Step 2 analysis must be performed. Step 2 of the analysis is essentially a purchase price allocation where the fair value of the reporting unit or company is the purchase price. Following the hypothetical purchase price allocation, the concluded fair value of goodwill is compared to the book value of the goodwill. If the fair value of goodwill is less than its carrying amount, impairment is recorded based on the difference. The Company annually assesses the carrying value of goodwill for impairment.  No impairment loss was recorded for the years ended December 31, 2010 and 2009.

Asset Retirement Obligation

Obligations associated with the retirement of long-lived assets are recognized at their fair value at the time that the obligations are incurred. Upon initial recognition of a liability, that cost is capitalized as part of the related long-lived asset (natural gas and crude oil properties) and amortized on a units-of-production basis over the life of the related reserves. Accretion expense in connection with the discounted liability is recognized over the remaining life of the related liability.

Contingencies, Risks and Uncertainties

The Company’s policy regarding loss contingencies arising for claims, assessments, litigation, environmental and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Such accruals are adjusted as additional information becomes available or circumstances change.

Loss Per Share

Earnings or loss per share is based on the weighted average number of shares of common stock outstanding during the period. The Company had no anti-dilutive stock or stock equivalents outstanding as of December 31, 2010 and 2009.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently due (See Note 5), if any, plus net deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. Deferred tax assets and liabilities represent the future tax return consequences of those differences.

NOTE 3 – ACQUISTION OF JOINT VENTURE ASSETS

As of December 1, 2009, pursuant to an Agreement and Plan of Merger dated November 6, 2009, the Company completed the acquisition of the Joint Ventures. In connection with this acquisition, which was accounted for using the acquisition method of accounting in accordance with FASB ASC Topic 805 Business Combinations, the Company issued an aggregate of 15,988,935 shares of common stock to the owners of the Joint Ventures, of which 967,709 were issued to Mieka.  The purchase price was determined by taking  $.30 per share purchase fair value, as estimated by an independent third party appraiser, times the number of shares issued in the exchange, to equal an approximate purchase price of $4,797,000.

Vadda Energy Corporation and Subsidiaries
Notes To Consolidated Financial Statements

The following table is a summary of the consideration paid in the Joint Ventures' merger and the fair value of the assets acquired and liabilities assumed at the acquisition date:

Cash	$56,793
Accounts receivable	160,687
Oil and gas properties	2,130,500
Prepaid acreage cost	1,832,500
Liabilities assumed	(2,123,651)
Goodwill	2,740,171
Consideration issued	$4,797,000

The following Joint Ventures’ combined balance sheets, combined statements of operations and combined statements of cash flows include the accounts for the nine months ended September 30, 2009 and the years ended December 31, 2008 and 2007:

Joint Ventures
Combined Balance Sheets
	September 30, 2009 (Unaudited)	December 31, 2008	December 31, 2007

ASSETS:
Cash and cash equivalents	$53,744	$92,025	$158,426
Accounts receivable - net	159,066	235,068	267,875
Total current assests	212,810	327,093	426,301

Oil and gas properties, using successful efforts method of accounting	5,857,877	6,424,116	6,657,803
Less accumulated depletion, depreciation	(3,526,911)	(3,407,015)	(3,174,655)
Property and equipment, net	2,330,966	3,017,101	3,483,148

Prepaid acreage cost	1,832,500	1,832,500	1,832,500

Total Assets	$4,376,276	$5,176,694	$5,741,949

LIABILITIES & PARTNERS' CAPITAL:
Accounts payable	$54,939	$78,017	$104,271
Related party payable	784,659	790,790	645,848
Total current liabilities	839,598	868,807	750,119

Asset retirement obligation	152,376	144,968	133,639
Total liabilities	991,974	1,013,775	883,758

Partners' capital	3,384,302	4,162,919	4,858,191

Total Liabilities & Partners' Capital	$4,376,276	$5,176,694	$5,741,949

Vadda Energy Corporation and Subsidiaries
Notes To Consolidated Financial Statements

Joint Ventures
Combined Statements of Operations
	September 30, 2009 (Unaudited)	December 31, 2008	December 31, 2007

Revenues:
Natural gas and oil sales	$467,605	$989,611	$972,210

Costs and Expenses:
Lease operating expenses	91,593	219,992	138,042
General and adminstrative	166,456	291,107	299,052
Depletion, depreciation and amortization	119,896	232,360	377,282
Accretion expense	7,408	4,855	14,825
Exploration costs	22,838	1,105,761	1,058,704
Impairment losses	574,651	907,200	1,167,094

	982,842	2,761,275	3,054,999

Net Loss	$(515,237)	$(1,771,664)	$(2,082,789)

Joint Ventures
Combined Statements of Cash Flows
	September 30, 2009 (Unaudited)	December 31, 2008	December 31, 2007
Cash flows from operating activities:
Net loss	$(515,237)	$(1,771,664)	$(2,082,789)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities
Depreciation, depletion and accretion	127,304	237,215	392,107
Impairment losses	574,651	907,200	1,167,094

Changes in operating assets and liabilities:
Account receivable	76,002	32,807	(267,876)
Accounts payable and accrued liabilities	(23,078)	(26,254)	71,001
Payable to affiliates	(6,131)	144,942	(188,208)
Net cash provided by (used in) operating activities	233,511	(475,754)	(908,671)

Cash flows from investing activities:
Additions to property and equipment	(8,412)	(667,039)	(2,073,494)
Net cash used in investing activities	(8,412)	(667,039)	(2,073,494)

Cash flows from financing activities:
Capital contribution by venturers	31,651	1,731,436	3,221,209
Partner distributions	(295,031)	(655,044)	(580,570)

Net cash provided by (used in) by financing activities	(263,380)	1,076,392	2,640,639

Net change in cash	(38,281)	(66,401)	(341,526)
Cash balance, beginning of year	92,025	158,426	499,952
Cash balance, end of year	$53,744	$92,025	$158,426

Vadda Energy Corporation and Subsidiaries
Notes To Consolidated Financial Statements

Supplemental Pro Forma Results (Unaudited)

The following pro forma financial information represents the combined results for the Company including the joint venture acquisition as if the acquisition had occurred on January 1, 2008:

	Years Ended December 31,
	2009	2008

Total revenues	$1,034,980	$3,147,116
Costs and expenses	2,563,855	6,266,517
Operating loss	(1,528,875)	(3,119,401)
Other income - net	84,304	171,032
Loss before tax benefit (expense)	(1,444,571)	(2,948,369)
Income tax benefit (expense)	269,896	(73,372)
Net loss	$(1,174,675)	$(3,021,741)

NOTE 4– STOCKHOLDERS’ EQUITY

In September 2009, the Company acquired 500,000 shares of Mieka common stock from a member of the Company’s Board of Directors in exchange for 500,000 shares of the Company’s common stock. As a result of the acquisition of the 500,000 shares of Mieka, Vadda increased its ownership from 14.3 % to 19.0 % of Mieka. In September 2009, the aforementioned member of the Company’s Board of Directors was issued 200,000 shares of common stock of the Company upon exercise of a stock option award at an exercise price of $.001 per share, for consideration of $200.

In February 2010, the Company completed the sale of 2,311,301 shares in a private offering for aggregate proceeds of $1,236,500.  Proceeds from the offering were used 1) to pay legal fees, accounting and other expenses associated with the offering, 2) to update and audit the Company’s financial statements, 3) to complete acquisition of oil and gas assets owned by certain joint ventures managed by Mieka, 4) to complete the merger with Mieka, and 5) for working capital and general corporate purposes.  In connection with the private offering, the Company incurred $217,227 in offering costs, which have been recorded as a reduction of additional paid-in capital.

NOTE 5 – INCOME TAXES

The Company accounts for income taxes under the asset and liability method prescribed under ASC Topic 740-10 Income Taxes. Under such method, deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax basis and net operating loss and credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of any tax rate change on deferred taxes is recognized in the period that the tax rate changes. Realization of deferred tax assets are assessed and, if not more likely than not, a valuation allowance is recorded to write down the deferred tax assets to their net realizable value. As of December 31, 2010 and 2009 the Company determined that no valuation allowance was necessary.

The Company recognizes the financial statement benefit of a tax position after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting a more-likely-than-not threshold, the amount recognized in the consolidated financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. The Company had applied this methodology to all tax positions for which the statutes of limitation remains open, and there were no additions, reductions, or settlements in unrecognized tax benefits during the years ended December 31, 2009, 2008 and 2007. The Company has no material uncertain tax positions at December 31, 2010 and 2009.

While the Company is filing consolidated financial statements for Vadda and  Mieka for the twelve months ended December 31, 2010 and 2009, income tax returns have been filed separately with Vadda reporting on a December 31st year end for tax purposes, and Mieka reporting on a June 30th year end.

Vadda Energy Corporation and Subsidiaries
Notes To Consolidated Financial Statements

The following table presents the components of the Company’s provision (benefit) for income taxes:

	Years Ended December 31,
	2010	2009
Provision (benefit) for income taxes:
Current	$(53,021)	$72,199
Deferred	(496,550)	(342,095)
Income tax provision (benefit)	$(549,571)	$(269,896)

A reconciliation between the statutory federal income tax rate and the Company’s effective income tax rate is as follows:

	Years Ended December 31,
	2010	2009
Statutory tax rate (34%)	$(479,019)	$(319,203)
Permanent differences:
Other, net	(70,552)	49,307
	$(549,571)	$(269,896)
Effective tax rate	25%	29%

The components of the Company’s net deferred tax asset and liability are as follows at the dates indicated:

	December 31,
	2010	2009
Deferred tax asset accounts:
Deferred revenue	$1,115,327	$218,280
Accounts payable	58,507	196,832
Total deferred tax asset accounts	$1,173,834	$415,112

Deferred tax liability accounts:
Accounts receivable	$(32,530)	$(27,311)
Prepaid drilling costs	(327,939)	-
Natural gas and crude oil properties	(1,007,262)	(1,078,248)
Total deferred tax liability accounts	(1,367,731)	(1,105,559)

Net deferred tax asset (liability)	$(193,897)	$(690,447)

Deferred income tax assets and liabilities are classified as current or long-term consistent with the classification of the related temporary difference and are recorded in the Company’s consolidated balance sheets as follows:

	December 31,
	2010	2009

Current deferred tax asset	$813,365	$387,801
Non-current deferred tax liability (asset)	(1,007,262)	(1,078,248)

	$(193,897)	$(690,447)

The Company had no net operating losses as of December 31, 2010.

The Company is subject to income taxes in the U.S. Federal jurisdiction and various states. Tax regulations within each jurisdiction are subject to the interpretations of the related tax laws and regulations and require significant judgment to apply. With few exceptions, the Company is no longer subject to U.S. federal, state, and local, or non-U.S. income tax examinations by tax authorities for the years before 2006. The Company’s policy is to reflect interest and penalties related to uncertain tax positions as part of the income tax expense, when and if they become applicable.

Vadda Energy Corporation and Subsidiaries
Notes To Consolidated Financial Statements

NOTE 6 - ASSET RETIREMENT OBLIGATION

In accordance with FASB ASC Topic 410-20, the Company recognizes a liability for future asset retirement obligations which is based on the estimated cost of plugging and abandonment of its oil and gas wells and related facilities. This liability is offset by the associated asset retirement costs which are capitalized as part of the carrying amount of the related proved oil and gas assets. As of December 31, 2010, the Company’s estimated asset retirement obligations fair value was $160,162. The related capitalized asset retirement costs are included in proved oil and gas properties.

The estimated liability is based on historical experience in plugging and abandoning wells, estimated remaining lives of those wells based on reserve estimates, external estimates as to the cost to plug and abandon the wells in the future and federal and state regulatory requirements. The liability is discounted using an assumed credit-adjusted risk-free interest rate. Revisions to the liability could occur due to changes in estimates of plugging and abandonment costs or remaining lives of the wells, or if federal or state regulators enact new plugging and abandonment requirements.

Estimates of future asset retirement obligations include significant management judgment and are based on projected future retirement costs. Judgments are based upon such things as field life and estimated costs. Such costs could differ significantly when they are incurred.

A reconciliation of the Company’s liability for well plugging and abandonment costs for the periods indicated is as follows:

	2010	2009
Asset retirement obligation, beginning of year	$152,376	$152,376
Accretion expense	7,786	-
Asset retirement obligation, end of year	$160,162	$152,376

The above asset retirement obligation liabilities were included in long-term liabilities in the Company’s consolidated balance sheet, in future periods that accretion expense will be included in depreciation, depletion, and accretion in the Company’s consolidated statements of operations.

NOTE 7 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company has established a hierarchy to measure its financial instruments at fair value in accordance with ASC Topic 820-10, which requires it to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy gives the highest priority to unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). FASB ASC Topic 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability. The three levels of the fair value hierarchy under FASB ASC Topic 820-10 are described below:

•	Level 1 – Valuation based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.

•
Level 2 – Valuation based on quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the  assets or liabilities.

•	Level 3 – Valuations based on inputs that are supportable by little or no market activity and that are significant to the fair value of the asset or liability.

Liabilities Measured at Fair Value

The asset retirement obligation was measured using (Level 3) unobservable inputs, which reflect the Company’s own assumptions about the factors market participants would use in the pricing of the liability and are consequently not based on market activity but rather valuation techniques. As of December 31, 2010 the fair value of the asset retirement obligation (See Note 6) was $160,162.

Vadda Energy Corporation and Subsidiaries
Notes To Consolidated Financial Statements

NOTE 8 – RELATED PARTY TRANSACTIONS

In November 2009, Vadda issued 1,000 shares of its newly authorized Series A preferred stock to Two Ships, LLC (“Two Ships”), an entity owned by Daro and Anita Blankenship, for services previously rendered. Upon the completion of the merger between Mieka and Vadda (See Note 4), the Series A preferred stock was mandatorily redeemed for $1,000 and retired.

In September 2009, the Company acquired 500,000 shares of Mieka common stock from a member of the Company’s Board of Directors in exchange for 500,000 shares of the Company’s common stock.. As a result of the acquisition of the 500,000 shares of Mieka, Vadda increased its ownership from 14.3 % to 19.0 % of Mieka. In September 2009, the aforementioned member of the Company’s Board of Directors was issued 200,000 shares of common stock of the Company upon exercise of a stock option award at an exercise price of $.001 per share, for consideration of $200. The company recognized compensation expense of $59,800 associated with the exercise.

During the years ended December 31, 2010 and 2009, Daro and Anita Blankenship, principal shareholders of the Company, received aggregate compensation from the Company of $349,025 and $434,508, respectively.

NOTE 9 - LEASES

The Company leases office space under the terms of a lease that expired on June 30, 2011, at which time it converted to a month to month basis.  The monthly lease payment obligation is $8,715. Operating lease rental expenses attributable to the Company’s office lease for each of the years ended December 31, 2010 and 2009 were $104,580 and $104,580. As of December 31, 2010 the Company’s future minimum rental payment obligation was $52,290, all of which is obligated to be paid during 2011.

NOTE 10 – VARIABLE INTERESTS ENTITIES (VIE)

In June 2009, the FASB amended its guidance on accounting for variable interest entities. The new accounting guidance resulted in a change in the Company's accounting policy effective January 1, 2010. Among other things, the new guidance requires more qualitative than quantitative analyses to determine the primary beneficiaries of variable interest entities, requires continuous assessments of whether reporting entities are the primary beneficiaries of variable interest entities, and amends certain guidance for determining whether entities are variable interest entities. Under the new guidance, variable interest entities must be consolidated if reporting entities have both the power to direct the activities of the variable interest entities that most significantly impact the economic performance of the variable interest entities and the obligation to absorb losses or the right to receive benefits from the variable interest entities that could potentially be significant to the variable interest entities. This new accounting guidance was effective for the Company on January 1, 2010, and was applied prospectively.

Management performs an analysis of the Company's variable interests to determine if those type interests are held in other entities. The analysis primarily is based on a qualitative review, but also includes quantitative considerations in evaluating the variable interests. Qualitative analyses are performed based on an evaluation of the design by the entity, its organizational structure, to include decision-making ability, and financial arrangements. When used to supplement qualitative analyses, quantitative analyses are based on forecasted cash flows of the entity.

GAAP requires reporting entities to consolidate variable interest entities when they have variable interests that provide a controlling financial interest in variable interest entities. Entities that consolidate variable interest entities are referred to as primary beneficiaries.

Vadda Energy Corporation and Subsidiaries
Notes To Consolidated Financial Statements

Mieka, LLC (VIE) an entity under common control of the Company was evaluated as a variable interest entity of the Company. The VIE’s only source of revenue is from the drilling of oil and gas wells contracted with the Company through certain turnkey contracts entered into by the Company. The relationship was evaluated to determine if the arrangement gave the Company a variable interest in a variable interest entity, and to determine whether the Company was the primary beneficiary that would result in consolidating the VIE.

The Company was considered to be the primary beneficiary as a result of the obligation to absorb losses that could be significant to the VIE. Additionally, since future revenue for the VIE is dependent upon the Company entering into future turnkey contracts or drilling programs, the Company directs activities that most significantly impact economic performance of the VIE. The Company was determined to be the primary beneficiary of the VIE for 2010 and 2009 and the VIE has been included in the consolidated financial statements as of and for the years ended December 31, 2010 and 2009.

The table below reflects the amount of assets and liabilities from the VIE included in our consolidated balance sheets as of December 31, 2010 and 2009.

	December 31,	December 31,
	2010	2009
Assets:
Cash	$26,088	$839
Accounts receivable from affiliates	207,564	-
Other assets	36,700	35,500
Total assets	$270,352	$36,339

Liabilities & Equity:
Accounts payable and accrued liabilities	$100,009	$-
Total liabilities	$100,009	$-

Vadda Energy Corporation and Subsidiaries
Notes To Consolidated Financial Statements

NOTE 11 – SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (Unaudited)

Natural Gas and Oil Operations

The following table sets for the revenue and direct cost information relating to the Company’s oil and gas exploration and production activities:

	2010	2009

Crude oil and natural gas production revenues	$536,809	$167,375

Operating cost:
Depreciation, depletion and amortization
Recurring (1)	119,031	12,925
Lease operating expenses (2)	178,110	36,403

Income before taxes	239,668	118,047

Income tax expense	81,487	40,136

Results of operations	$158,181	$77,911
Equivalent units of production (Mcf)	94,450	20,691
Recurring DD&A per equivalent unit (Mcf)	$1.26	$0.62

(1) Reflects DD&A of capitalized cost of oil and gas producing properties.
(2) Amount includes de minimis production taxes related to Kentucky oil wells.

Cost Incurred in Oil and Gas Property Acquisition, Exploration and Development Activities

	2010	2009

Acquisitions
Proved	$-	$2,130,500
Unproved	-	-
Exploration	-	-
Development	-	-
Costs incurred	$-	$2,130,500

Capitalized Costs

	2010	2009

Proved properties	$2,130,500	$2,130,500
Unproved properties	-	-
	2,130,500	2,130,500
Accumulated DD&A	(131,956)	(12,925)

	$1,998,544	$2,117,575

Vadda Energy Corporation and Subsidiaries
Notes To Consolidated Financial Statements

Natural Gas and Oil Reserve Information

The Company has limited management and staff and is dependent upon outside consulting petroleum engineers for the preparation of its annual natural gas and crude oil reserve estimates. The preparation of the Company’s natural gas and oil reserve estimates were completed in accordance with ASC “Extractive Activities Oil and Gas (Topic 932) - Oil and Gas Reserve Estimation and Disclosures” which includes the verification of input data delivered to its third party reserve specialist, as well as a multi-functional management review.

Nicola Blankenship, Vice President of Operations, is responsible for providing the historical information to the Company’s outside consulting petroleum engineers for its properties such as: ownership interest; natural gas and crude oil production; well test data; commodity prices and lease operating expense.

Valuescope, Inc. (“Valuescope”) an independent financial analysis and valuation firm with expertise in the valuation of oil and gas reserves has reviewed the estimates of the Company’s natural gas and crude oil reserves as of December 31, 2010. Greg Sheig, the person responsible for the review of proved reserve estimates meets the requirements with regards to qualifications, independence, objectivity and confidentiality set forth in the standard pertaining to the estimating and auditing of oil and gas reserve information promulgated by the Society of Petroleum Engineers.

Valuescope provided their report to the Company’s senior management team (Daro and Anita Blankenship, Nicola Blankenship, and William J. Amdall) who is responsible for oversight. The Company made representation to the independent engineers that it provided all relevant operating data and documents, and in turn, management reviews the reserve reports provided by the independent engineers to ensure completeness and accuracy.  The Company’s management cautions, that estimates of proved reserves may be imprecise and subject to revision based on production history, price changes and other factors.

All of the Company’s natural gas and crude oil reserves are located within Pennsylvania and Kentucky. A summary of the changes in quantities of proved natural gas and crude oil reserves for the years ended December 31, 2010 and 2009 follows:

	Natural Gas	Oil
	(Mcf)	(Bbls)

Balance January 1, 2009	271,689	1,016
Purchase of reserves in place	1,317,363	6,951
Production	(25,022)	(86)
Revision of previous estimate	-	-
Balance December 31, 2009	1,564,030	7,881
Extensions, discoveries and other additions	102,290	1,219
Production	(89,410)	(840)
Revision of previous estimate	-	-
Balance December 31, 2010	1,576,910	8,260

Future Net Cash Flows

Future cash inflows as of December 31, 2010 and 2009 were calculated in accordance with SEC Modernization Rules, using an average of natural gas and oil prices in effect on the first day of each month in 2010 and 2009, except where prices are defined by contractual arrangements. Operating costs, production and ad valorem taxes and future development costs are based on current costs with no escalations.

The following tables set forth unaudited information concerning future net cash flows for natural gas and oil reserves, net of income tax expense. Income tax expense has been computed using expected future tax rates under current laws, and which relate to oil and gas producing activities.  This information does not purport to present the fair market value of the Company’s natural gas and oil assets, but does present a standardized disclosure concerning possible future net cash flows that would result under the assumptions used.

	2010	2009

Future cash flows inflows	$7,482,050	$6,703,810
Future production costs	(3,822,500)	(3,481,360)
Future income tax expense	(1,244,247)	(1,095,633)
Future net cash flows	2,415,303	2,126,817
10% annual discount for estimated timing of cash flows	(1,241,084)	(1,121,518)
Standardized measure of discounted future cash flows	$1,174,219	$1,005,299

Vadda Energy Corporation and Subsidiaries
Consolidated Balance Sheets

	March 31,
	2011	December 31,
	(Unaudited)	2010
Assets:
Cash	$1,089,314	$1,836,957
Accounts receivable - net	117,420	95,678
Accounts receivable from affiliates	35,115	-
Deferred federal income tax - current	813,365	813,365
Total current assets	2,055,214	2,746,000

Property and equipment:
Oil and gas properties, using successful efforts method of accounting:
Proved properties	2,130,500	2,130,500
Other property and equipment	248,342	248,342
Less: Accumulated depletion and depreciation	(388,791)	(356,488)
Property and equipment, net	1,990,051	2,022,354

Goodwill	2,740,171	2,740,171
Prepaid acreage cost	1,832,500	1,832,500
Other assets	124,412	120,573

Total Assets	$8,742,348	$9,461,598

Liabilities & Equity:
Accounts payable and accrued liabilities	$221,935	$294,319
Payable to affiliate	349,835	-
Income tax payable	-	19,179
Deferred revenue	3,339,738	3,923,974
Total current liabilities	3,911,508	4,237,472

Asset retirement obligation liability	160,162	160,162
Deferred federal income taxes - long-term	855,556	1,007,262
Total long-term liabilities	1,015,718	1,167,424

Preferred stock, $.001 par value; 10,000,000 shares authorized; none issued or outstanding as of March 31, 2011 and December 31, 2010	-	-
Common stock, $.001 par value; 150,000,000 shares authorized; 104,235,236 and 104,235,236 issued and outstanding as of March 31, 2011 and December 31, 2010	104,235	104,235
Additional paid-in capital	6,948,359	6,948,359
Accumulated deficit	(2,615,110)	(2,224,116)
Total Vadda stockholders' equity	4,437,484	4,828,478
Equity (deficit) attributable to noncontrolling interests	(622,362)	(771,776)
Total Equity	3,815,122	4,056,702

Total liabilities and Equity	$8,742,348	$9,461,598

See accompanying notes to consolidated financial statements

Vadda Energy Corporation and Subsidiaries
Consolidated Statements of Operations (Unaudited)

	For the Three Months Ended March 31,
	2011	2010
Revenues:
Natural gas and oil sales	$121,624	$206,428
	121,624	206,428
Costs and Expenses:
Lease operating expense	42,123	43,975
General and administrative	459,676	344,077
Depletion and depreciation	32,303	29,758
	534,102	417,810

Operating loss	(412,478)	(211,382)

Other income (expense):
Other	16	-

Loss before income taxes	(412,462)	(211,382)

Income tax benefit	(170,883)	(65,922)

Net loss	(241,579)	(145,460)

Net Income (loss) attributable to noncontrolling interests	149,414	(2,691)

Net loss attributable to Vadda common stockholders	$(390,993)	$(142,769)

Loss per share attributable to Vadda common stockholders:

Basic and diluted loss per common share	$(0.00)	$(0.01)

Weighted average number of common shares outstanding - basic and fully diluted	104,235,236	18,501,356

See accompanying notes to consolidated financial statements

Vadda Energy Corporation and Subsidiaries
Consolidated Statements of Cash Flows (Unaudited)

	For the Three Months Ended March 31,
	2011	2010
Cash flows from operating activities:
Net loss	$(241,579)	$(145,460)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation, depletion and amortization	32,303	29,758
Changes in operating assets and liabilities:
Account receivable	(21,742)	25,375
Prepaid drilling costs	-	(12,264)
Other assets	345,996	(126,439)
Accounts payable and accrued liabilities	(91,564)	(417,822)
Payable to affiliates	(35,115)	-
Other deferred liabilities	(151,706)	27,311
Deferred revenues	(584,236)	501,600
Net cash used in operating activities	(747,643)	(145,252)

Cash flows from financing activities:
Sale of common stock	-	261,153
Net cash provided by financing activities	-	261,153

Net change in cash	(747,643)	115,901
Cash balance, beginning of year	1,836,957	758,457
Cash balance, end of year	$1,089,314	$874,358

See accompanying notes to consolidated financial statements

Vadda Energy Corporation and Subsidiaries
Notes to Consolidated Financial Statements

NOTE 1 – BASIS OF PRESENTATION and SIGNIFICANT ACCOUNTING POLICIES

Vadda Energy Corporation (“Vadda”) was originally incorporated in Florida in 1997. The foregoing consolidated financial statements include the accounts of Vadda, its wholly-owned subsidiary, Mieka Corporation (“Mieka”) and Mieka LLC, a variable interest entity (“VIE”), which collectively are referred to as “Company”.  All significant intercompany balances and transactions have been eliminated and all normal recurring adjustments have been recorded that are necessary for a fair presentation of the information contained herein.

The accompanying interim consolidated financial statements and related notes are presented in accordance with U.S. generally accepted accounting principles and are expressed in U.S dollars, and have been prepared by the Company without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnotes have been condensed or omitted, although the Company believes that the disclosures are adequate to make the information presented not misleading. These consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements of the Company for the years ended December 31, 2010 and 2009, and notes thereto.

We are an independent developer and producer of natural gas and oil, with operations in Pennsylvania and Kentucky.

NOTE 2 – INCOME TAXES

The Company computes quarterly income taxes under the effective tax rate method based on applying an anticipated annual effective rate to our quarterly net income (loss), except for discrete items. Income taxes for discrete items are computed and recorded in the period that the specific transaction occurs. For the three months ended March 31, 2011 our overall effective tax rate on pre-tax income from operations used was the statutory rate of 34%.  Based on net losses for the quarter ended March 31, 2011 and 2010 the Company estimated income tax benefit of $170,883 and  $65,922.

NOTE 3 – RELATED PARTY TRANSACTIONS

During the quarter ended March 31, 2011 Daro and Anita Blankenship principal shareholders of the Company, received aggregate compensation from the Company of $43,284 and $25,052, respectively.

NOTE 4 - LEASES

The Company leases office space on a month-to-month basis and is required to pay monthly lease payments of $8,715. Operating lease rental expenses attributable to the Company’s office lease for quarter ended March 31, 2011 was $8,715. As of March 31, 2011 the Company’s future minimum rental payment obligation was $26,145, all of which is obligated to be paid during the quarter ended June 30, 2011.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Managing Venturer and
Partners

We have audited the accompanying combined balance sheets of the Joint Ventures (the Ventures) as of December 31, 2008 and 2007, and the related combined statements of operations, partners’ capital and cash flows for the years then ended.  These combined financial statements are the responsibility of the Joint Ventures' management.  Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the combined financial statements are free of material misstatement.  The Joint Ventures are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Joint Ventures’ internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of the Joint Ventures as of December 31, 2008 and 2007, and the combined results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ WEAVER AND TIDWELL, L.L.P

WEAVER AND TIDWELL, L.L.P.

Dallas, Texas
July 1, 2011

Joint Ventures
Combined Balance Sheets
As of September 30, 2009, December 31, 2008 and 2007

	September 30, 2009 (Unaudited)	December 31, 2008	December 31, 2007
ASSETS:
Cash and cash equivalents	$53,744	$92,025	$158,426
Accounts receivable - net	159,066	235,068	267,875
Total current assests	212,810	327,093	426,301

Oil and gas properties, using successful efforts method of accounting	5,857,877	6,424,116	6,657,803
Less accumulated depletion, depreciation	(3,526,911)	(3,407,015)	(3,174,655)
Property and equipment, net	2,330,966	3,017,101	3,483,148

Prepaid acreage cost	1,832,500	1,832,500	1,832,500

Total Assets	$4,376,276	$5,176,694	$5,741,949

LIABILITIES & PARTNERS' CAPITAL:
Accounts payable	$54,939	$78,017	$104,271
Related party payable	784,659	790,790	645,848
Total current liabilities	839,598	868,807	750,119

Asset retirement obligation	152,376	144,968	133,639

Total liabilities	991,974	1,013,775	883,758

Partners' capital	3,384,302	4,162,919	4,858,191

Total Liabilities & Partners' Capital	$4,376,276	$5,176,694	$5,741,949

See accompanying notes to combined financial statements

Joint Ventures
Combined Statements of Operations
For the Nine Months Ended September 30, 2009 and Years Ended December 31, 2008 and 2007

	September 30, 2009 (Unaudited)	December 31, 2008	December 31, 2007

Revenues:
Natural gas and oil sales	$467,605	$989,611	$972,210

Costs and Expenses:
Lease operating expenses	91,593	219,992	138,042
General and administrative	166,456	291,107	299,052
Depletion, depreciation and amortization	119,896	232,360	377,282
Accretion expense	7,408	4,855	14,825
Exploration costs	22,838	1,105,761	1,058,704
Impairment losses	574,651	907,200	1,167,094

	982,842	2,761,275	3,054,999

Net Loss	$(515,237)	$(1,771,664)	$(2,082,789)

See accompanying notes to combined financial statements

Joint Ventures
Combined Statements of Partners’ Capital
For the Nine Months Ended September 30, 2009 and Years Ended December 31, 2008 and 2007

	September 30, 2009 (Unaudited)	December 31, 2008	December 31, 2007

Partners' Capital Beginning Balance	$4,162,919	$4,858,191	$4,300,341

Partner Capital Contributions	31,651	1,731,436	3,221,209

Partner Distributions	(295,031)	(655,044)	(580,570)

Net Loss	(515,237)	(1,771,664)	(2,082,789)

Partners' Capital Ending Balance	$3,384,302	$4,162,919	$4,858,191

See accompanying notes to combined financial statements

Joint Ventures
Combined Statements of Cash Flows
For the Nine Months Ended September 30, 2009 and Years Ended December 31, 2008 and 2007

	September 30, 2009 (Unaudited)	December 31, 2008	December 31, 2007
Cash flows from operating activities:
Net loss	$(515,237)	$(1,771,664)	$(2,082,789)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities
Depreciation, depletion and accretion	127,304	237,215	392,107
Impairment losses	574,651	907,200	1,167,094

Changes in operating assets and liabilities:
Accounts receivable	76,002	32,807	(267,876)
Accounts payable and accrued liabilities	(23,078)	(26,254)	71,001
Payable to affiliates	(6,131)	144,942	(188,208)
Net cash provided by (used in) operating activities	233,511	(475,754)	(908,671)

Cash flows from investing activities:
Additions to property and equipment	(8,412)	(667,039)	(2,073,494)
Net cash used in investing activities	(8,412)	(667,039)	(2,073,494)

Cash flows from financing activities:
Capital contributions by venturers	31,651	1,731,436	3,221,209
Partner distributions	(295,031)	(655,044)	(580,570)

Net cash provided by (used in) by financing activities	(263,380)	1,076,392	2,640,639

Net change in cash	(38,281)	(66,401)	(341,526)
Cash balance, beginning of year	92,025	158,426	499,952
Cash balance, end of year	$53,744	$92,025	$158,426

See accompanying notes to combined financial statements

Joint Ventures
Notes to Combined Financial statements

NOTE 1 – BASIS OF PRESENTATION

The foregoing financial statements include the combined accounts of 18 natural gas and crude oil joint ventures (collectively the “Joint Ventures”) that were acquired by Vadda Energy Corporation (“Vadda”) as of December 1, 2009. Pursuant to the Agreement and Plan of Merger, Vadda issued an aggregate of 15,988,935 shares of its common stock to the Joint Ventures’ partners as consideration for the mergers.  The Joint Ventures’ principal business included the drilling and development of natural gas and crude oil in Pennsylvania and Kentucky.

The combined financial statements consist of Mieka Pine Glen 2003, Mieka Pine Glen 2003 II, Mieka Pine Glen III 2004, 2004 Mieka Sabula Project A, 2005 Mieka Crabtree Project I, 2005 Mieka PA Crabtree Project II, 2005 Mieka PA Sabula Project “B”, 2006 Mieka PA Hackett Project, 2006 Mieka PA Apollo/West M Project Phase I, 2006 Mieka PA Apollo/West M Project Phase II, 2006 Mieka PA Apollo/WestM Project Phase III, 2006 Mieka KY Warren Project Phase I, 2007 Mieka KY Warren Project Phase II, 2007 Mieka KY Warren Project Phase III, 2007 Mieka KY Barnett Project, 2007 Mieka KY Kinslow Project, 2007-08 Mieka KY Clifford Project and 2008 Mieka KY Groce Project (collectively the Joint Ventures), and have been treated as a single business acquisition due to the entities being under common management.

The mergers were accounted for in accordance with FASB ASC Topic 805 Business Combinations.

Prior to the mergers the Joint Ventures were managed by Mieka Corporation (“Mieka”), a wholly-owned subsidiary of Vadda.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

The Joint Ventures’ combined financial statements and related notes are presented in accordance with U.S. generally accepted accounting principles and are expressed in U.S dollars.  The Joint Ventures' combined financial statements include the accounts of 18 joint ventures presented as one combined entity, and are presented as of and for the nine months ended September 30, 2009 and as of and for the years ended December 31, 2008 and 2007.

Natural Gas and Oil Properties

The Joint Ventures follow the successful efforts method of accounting for oil and gas producing activities. Under the successful efforts method of accounting, costs that relate directly to the discovery of natural gas and crude oil reserves are capitalized. These capitalized costs include:

•	The costs of acquiring leases and mineral interests in properties,

•	Costs to drill and equip exploratory wells that find proved reserves,

•	Costs to drill and equip development wells, and

•	Costs for support equipment and facilities used in oil and gas producing activities.

These costs are depleted, depreciated and amortized on the units of production method, based on estimates of recoverable proved developed oil and gas reserves which is calculated by geographic location of producing field.

The Joint Ventures held no non-depletable natural gas and crude oil properties as of September 30, 2009 and December 31, 2008 and 2007.

Joint Ventures
Notes to Combined Financial statements

	September 30,2009 (Unaudited)	December 31, 2008	December 31, 2007
Proved properties	$5,857,877	$6,424,116	$6,657,803
Unproved properties	-	-	-
	5,857,877	6,424,116	6,657,803
Accumulated DD&A	(3,526,911)	(3,407,015)	(3,174,655)

Total	$2,330,966	$3,017,101	$3,483,148

The Joint Ventures recorded depletion, depreciation and amortization on its assets of $119,896, $232,360, and $377,282 for the nine months ended September 30, 2009 and the years ended December 31, 2008 and 2007, respectively.

Natural Gas and Oil Sales

Natural gas and crude oil revenue is recognized as income as production is extracted and sold.

Use of Estimates

The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of net revenue and expenses in the reporting period.  The Joint Ventures’ combined financial statements are based on a number of significant estimates, including depletion, depreciation, accretion and measurement of asset retirement obligations. We regularly evaluate our estimates and assumptions related to the useful life and recoverability of long-lived assets. We base our estimates and assumptions on current facts, historical experience and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources.  The actual results experienced by us may differ materially and adversely from our estimates. To the extent there are material differences between our estimates and the actual results, our future results of operations will be affected.

Financial Instruments

The carrying value for cash and cash equivalents, accounts receivable, and accounts payable approximates fair value based on the timing of the anticipated cash flows and current market conditions.

Cash and Cash Equivalents

The Joint Ventures consider all highly liquid instruments with original maturities of three months or less when acquired, to be cash equivalents. We had no cash equivalents at September 30, 2009, December 31, 2008 or 2007. The Joint Ventures bank accounts periodically exceed federally insured limits. The Joint Ventures maintain their deposits with high quality financial institutions and, accordingly, believe their credit risk exposure associated with cash is minimal.

Joint Ventures
Notes to Combined Financial statements

Allowance for Doubtful Accounts

The Joint Ventures routinely assess the recoverability of all material receivables to determine their collectability. All of the Joint Ventures’ receivables are from the operators of properties in which the Joint Ventures own an interest. Generally, the Joint Ventures’ crude oil and natural gas receivables are collected within three months. The Joint Ventures accrue a reserve on a receivable when, based on the judgment of management, it is probable that a receivable will not be collected and the amount of any reserve may be reasonably estimated. As of September 30, 2009, December 31, 2008 and 2007, the Joint Ventures had no amounts recorded as an allowance for doubtful accounts.

Recently Adopted Accounting Standards

The FASB established the FASB Accounting Standards Codification (“Codification”) as the source of authoritative U.S. generally accepted accounting principles (“GAAP”) recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements issued for interim and annual periods ending after September 15, 2009. The codification has changed the manner in which U.S. GAAP guidance is referenced, but did not have an impact on our combined financial position, results of operations or cash flows.

Asset Retirement Obligation

Obligations associated with the retirement of long-lived assets are recognized at their fair value at the time that the obligations are incurred. Upon initial recognition of a liability, that cost is capitalized as part of the related long-lived asset (natural gas and crude oil properties) and amortized on the units-of-production basis over the life of the related reserves. Accretion expense in connection with the discounted liability is recognized over the remaining life of the related liability.

Impairment of Oil and Gas Properties

The Joint Ventures review its oil and gas properties for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If it is determined that the estimated future cash flows will not be sufficient to recover the carrying amount, an impairment charge will be recorded to reduce the carrying amount to the estimated fair value. For the years ended December 31, 2008 and 2007 the Joint Ventures recorded impairment losses of $907,200 and $1,167,094, respectively, and for the unaudited nine month period ended September 30, 2009 an impairment of $574,651.

Contingencies, Risks and Uncertainties

The Joint Ventures’ policy regarding loss contingencies arising for claims, assessments, litigation, environmental and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Such accruals are adjusted as additional information becomes available or circumstances change.

Income Taxes

Each Joint Venture is treated as a partnership for Federal and state income taxes purposes. Partnerships are non-taxable flow-through entities. Taxes are calculated on each partners’ individual return, thus, no taxes have been recorded in the combined financial statements of the Joint Ventures.

Joint Ventures
Notes to Combined Financial statements

NOTE 3 - ASSET RETIREMENT OBLIGATION

In accordance with FASB ASC Topic 410-20, the Joint Ventures recognize a liability for future asset retirement obligations which is based on the estimated cost of plugging and abandonment of its oil and gas wells and related facilities. This liability is offset by the associated asset retirement costs which are capitalized as part of the carrying amount of the related proved oil and gas assets. As of September 30, 2009, the Joint Ventures estimated asset retirement obligations fair value was $152,376. The related capitalized asset retirement costs are included in proved oil and gas properties.

The estimated liability is based on historical experience in plugging and abandoning wells, estimated remaining lives of those wells based on reserve estimates, external estimates as to the cost to plug and abandon the wells in the future and federal and state regulatory requirements. The liability is discounted using an assumed credit-adjusted risk-free interest rate. Revisions to the liability could occur due to changes in estimates of plugging and abandonment costs or remaining lives of the wells, or if federal or state regulators enact new plugging and abandonment requirements.

Estimates of future asset retirement obligations include significant management judgment and are based on projected future retirement costs. Judgments are based upon such inputs as field life and estimated costs. Such costs could differ significantly when incurred.

A reconciliation of the Joint Ventures’ liability for well plugging and abandonment costs for the periods indicated is as follows:

	September 30,2009 (Unaudited)	December 31, 2008	December 31, 2007

Asset retirement obligation, beginning of year	$144,968	$133,639	$68,428

Liabilities incurred	-	6,474	50,386

Accretion expense	7,408	4,855	14,825

Asset retirement obligation, end of year	$152,376	$144,968	$133,639

Joint Ventures
Notes to Combined Financial statements

NOTE 4 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The Joint Ventures have established a hierarchy to measure their financial instruments at fair value in accordance with ASC Topic 820-10, which requires it to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy gives the highest priority to unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). FASB ASC Topic 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability. The three levels of the fair value hierarchy under FASB ASC Topic 820-10 are described below:

•	Level 1 – Valuation based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.

•
Level 2 – Valuation based on quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the  assets or liabilities.

•	Level 3 – Valuations based on inputs that are supportable by little or no market activity and that are significant to the fair value of the asset or liability.

Liabilities Measured at Fair Value

The asset retirement obligation was measured using (Level 3) unobservable inputs, which reflect the Joint Ventures’ own assumptions about the factors market participants would use in the pricing of the liability and are consequently not based on market activity but rather valuation techniques.

As of September 30, 2009, the fair value of the asset retirement obligation (See Note 3) was $152,376.

NOTE 5 – RELATED PARTY TRANSACTIONS

Pursuant to an arrangement between the Joint Ventures and Mieka, the Joint Ventures incurred overhead fees to Mieka for administrative and management services. Such amounts were $166,456, $291,107 and $299,052, respectively, for the nine months ended September 30, 2009 and the years ended December 31, 2008 and 2007. As of September 30, 2009, December 31, 2008 and 2007, the Joint Ventures were obligated to pay $784,659, $790,790, and $645,848, respectively.

Joint Ventures
Notes to Combined Financial statements

NOTE 6 – SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (Unaudited)

Natural Gas and Oil Operations

The following table sets for the revenue and direct cost information relating to the Joint Ventures’ oil and gas exploration and production activities:

	September 30,2009 (Unaudited)	December 31, 2008	December 31, 2007

Crude oil and natural gas production revenues	$467,605	$989,611	$972,210

Operating cost:
Depreciation, depletion and amortization
Recurring (1)	119,896	232,360	377,282
Additional (2)	574,651	907,200	1,167,094
Lease operating expenses (3)	91,593	219,992	138,042
Production taxes	-	-	-

Income before taxes	(318,535)	(369,941)	(710,208)

Income tax expense	-	-	-

Results of operations	$(318,535)	$(369,941)	$(710,208)
Equivalent units of production (Mcf)	91,286	135,839	164,715
Recurring DD&A per equivalent unit (Mcf)	$1.31	$1.71	$2.29

(1) Reflects depletion, depreciation and amortization of capitalized costs related to producing natural gas and oil  properties.
(2) Reflects charges associated with annual assessment of impairment related to natural gas and oil properties.
(3) Amount includes de minimis production taxes related to Kentucky oil wells.

Cost Incurred in Oil and Gas Property Acquisition, Exploration and Development Activities

	September 30,2009 (Unaudited)	December 31, 2008	December 31, 2007
Acquisitions
Proved	$8,412	$667,039	$2,073,494
Unproved	-	-	-
Exploration	22,838	1,105,761	1,058,704
Development	-	-	-
Costs incurred	$31,250	$1,772,800	$3,132,198

Joint Ventures
Notes to Combined Financial statements

Capitalized Costs

	September 30,2009 (Unaudited)	December 31, 2008	December 31, 2007

Proved properties	$5,857,877	$6,424,116	$6,657,803
Unproved properties	-	-	-
	5,857,877	6,424,116	6,657,803
Accumulated DD&A	(3,526,911)	(3,407,015)	(3,174,655)

Total	$2,330,966	$3,017,101	$3,483,148

Natural Gas and Oil Reserve Information

The preparation of the Joint Ventures’ natural gas and oil reserve estimates were completed in accordance with ASC “Extractive Activities Oil and Gas (Topic 932) - Oil and Gas Reserve Estimation and Disclosures”, which includes the verification of input data delivered to its third party reserve specialist, as well as a multi-functional management review.

Nicola Blankenship, Vadda’s Vice President of Operations, is responsible for providing the historical information to the Joint Ventures’ outside consulting petroleum engineers for its properties such as: ownership interest; natural gas and crude oil production; well test data; commodity prices and lease operating expense.

Valuescope, Inc. (“Valuescope”), an independent financial analysis and valuation firm with expertise in the valuation of oil and gas reserves, has reviewed the estimates of the Joint Ventures’ natural gas and crude oil reserves as of November 30, 2009. Greg Sheig, the person responsible for the review of proved reserve estimates, meets the requirements with regards to qualifications, independence, objectivity and confidentiality set forth in the standard pertaining to the estimating and auditing of oil and gas reserve information promulgated by the Society of Petroleum Engineers.

Valuescope provided their report to the Vadda’s senior management team (Daro and Anita Blankenship, Nicola Blankenship, and William J. Amdall) who is responsible for oversight. They made representation to the independent engineers that they provided all relevant operating data and documents, and in turn, they reviewed the reserve reports provided by the independent engineers to ensure completeness and accuracy.  Vadda’s management cautions that estimates of proved reserves may be imprecise and subject to revision based on production history, price changes and other factors.

Joint Ventures
Notes to Combined Financial statements

All of the Joint Ventures’ natural gas and crude oil reserves are located within Pennsylvania and Kentucky. A summary of the changes in quantities of proved natural gas and crude oil reserves for the nine months ended September 30, 2009 and  the years ended December 31, 2008 and 2007 follows:

	Natural Gas	Oil
	(Mcf)	(Bbls)

Balance January 1, 2007 (1)	1,957,156	10,945
Production	(158,006)	(995)
Balance January 1, 2008 (1)	1,799,150	9,950
Production	(123,456)	(1,403)
Balance January 1, 2009	1,675,694	8,547
Production	(80,712)	(589)
Balance September 30, 2009	1,594,982	7,958

(1)	Represents roll back of the reserve report prepared as of November 30, 2009.